This draft registration statement is confidentially submitted to the U.S. Securities and Exchange Commission on [*], 2025. This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ELONG POWER HOLDING LIMITED.

(Exact name of registrant as specified in its charter)

Cayman Islands	3690	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3 Yan Jing Li Zhong Jie

Block B, Room 2110, Beijing

People’s Republic of China, 341000

[*]

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[*]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 212-588-0022	M. Ali Panjwani Pryor Cashman LLP 7 Times Square New York, NY 10036 Tel: (212) 421-4100

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED [*], 2025

ELONG POWER HOLDING LIMITED.

[*] Units, Each Unit Consisting of One Class A Ordinary Share or One Pre-Funded Warrant

Exercisable for One Class A Ordinary Share and

One Common Warrant Exercisable for One Class A Ordinary Share

[*] Class A Ordinary Shares underlying the Pre-Funded Warrants

[*] Class A Ordinary underlying the Common Warrants (which includes a zero exercise price option)

We are offering [*] units (the “Units”), each consisting of one Class A ordinary share, par value $0.00001 per share (each a “Class A Ordinary Share”) or one Pre-Funded warrant (defined below) of Elong Power Holding Limited (“Elong”, the “Company”, “we”, “our”, “us”), together with one warrant (each a “Common Warrant”), each to purchase up to one Class A Ordinary Shares, at an assumed offering price of US$[*] per Unit, which is the last reported sale price of our Class A Ordinary Share, as reported on the Nasdaq Global Market on [*], 2025. The Units have no stand-alone rights and will not be certified or issued as stand-alone securities.

The Class A Ordinary Shares and Pre-Funded Warrants can each be purchased in this offering only with the accompanying Common Warrants that are part of a Unit, but the components of the Units will be immediately separable and will be issued separately in this offering. A holder of a Common Warrant may not exercise any portion of a Common Warrant to the extent that the holder, together with its affiliates and any other person or entity acting as a group, would own more than 4.99% (or, at the election of the investor, 9.99%) of our outstanding Class A Ordinary Shares after exercise, as such ownership percentage is determined in accordance with the terms of the Common Warrants, except that upon notice from the holder to us, the holder may waive such limitation up to a percentage, not in excess of 9.99%. Each Common Warrant is exercisable immediately on the date of issuance at an exercise price of US$[*] per share (equal to 100% of the offering price of each Unit sold in this offering) and will expire three (3) years from the date of issuance. A holder of Common Warrants may, at any time following the closing of this offering and in its sole discretion, exercise its Common Warrants in whole or in part by means of a zero exercise price option, in which the holder will receive [*] Class A Ordinary Shares that would be issuable upon a cash exercise of the Common Warrant, without payment of additional consideration. As a result, we will likely not receive any additional funds and do not expect to receive any additional funds upon the exercise of the Common Warrants. In addition: (i) on the 5th trading day following the closing of this offering, the exercise price for the Common Warrants will be reduced to 70% of the initial exercise price, or $[*] per share assuming an initial exercise price of $[*]; (ii) on the 10th trading day following the closing of this offering, the exercise price for the Common warrants will be reduced to 50% of the initial exercise price, or $[*] per share assuming an initial exercise price of $[*]; and (iii) upon each adjustment to the exercise price for the Common Warrants, the number of issuable warrant shares will be proportionately increased so that the nominal aggregate exercise price of the Common Warrants will remain the same. If all of the Common Warrants offered to investors in this offering are exercised on a zero cash basis following the final reset of the exercise price, an aggregate of [*] Class A Ordinary Shares would be issued upon such zero cash exercise without payment to us of any additional cash. See “Description of Warrants” on page 43 of this prospectus for more information regarding the terms of the Common Warrants.

We are also registering the Class A Ordinary Shares issuable from time to time upon exercise of the Common Warrants included in the Units offered hereby.

We are also offering to each purchaser of Units that would otherwise result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of our outstanding Class A Ordinary Shares immediately following the consummation of this offering, the opportunity to purchase Units consisting of one pre-funded warrant (in lieu of one Class A Ordinary Share, each a “Pre-Funded Warrant”). Subject to limited exceptions, a holder of Pre-Funded Warrants will not have the right to exercise any portion of its Pre-Funded Warrants if the holder, together with its affiliates, would beneficially own in excess of 4.99% (or, at the election of the holder, such limit may be increased to up to 9.99%) of the number of Class A Ordinary Shares outstanding immediately after giving effect to such exercise. Each Pre-Funded Warrant will be exercisable for one Class A Ordinary Share. The purchase price of each Unit including a Pre-Funded Warrant will be $[*], and the remaining exercise price of each Pre-Funded Warrant will equal $0.0001 per share. The Pre-Funded Warrants will be immediately exercisable (subject to the beneficial ownership cap) and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Unit including a Pre-Funded Warrant we sell (without regard to any limitation on exercise set forth therein), the number of Units including Class A Ordinary Shares we are offering will be decreased on a one-for-one basis.

Our Class A Ordinary Shares are listed on the Nasdaq Stock Market (the “Nasdaq”) under the symbol “ELPW”. On November [*], 2025, the last reported sales price of our Class A Ordinary Shares on the Nasdaq was US$[*] per share.

There is no established trading market for the Common Warrants or Pre-Funded Warrants, and we do not expect an active trading market to develop. We do not intend to list the Common Warrants or Pre-Funded Warrants on any securities exchange or other trading market. Without an active trading market, the liquidity of the Common Warrants will be limited.

The offering price for the securities in this offering will be determined at the time of pricing, and may be at a discount to the current market price at the time. Therefore, the assumed offering price used throughout this prospectus may not be indicative of the final offering price. The final offering price will be determined through negotiation between us, the Underwriter (defined below) and the investors based upon a number of factors, including our history and our prospects, the industry in which we operate, our past and present operating results, the previous experience of our executive officers and the general condition of the securities markets at the time of this offering.

The securities will be offered at a fixed price and are expected to be issued in a single closing. We expect this offering to be completed not later than two trading days following the commencement of sales in this offering and we will deliver all securities to be issued in connection with this offering delivery versus payment/receipt versus payment upon receipt of investor funds received by us. Accordingly, neither we nor the Underwriter have made any arrangements to place investor funds in an escrow account or trust account since the Underwriter will not receive investor funds in connection with the sale of the securities offered hereunder.

Any proceeds from the sale of Units offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See “Risk Factors” on page 19 and “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China” in our 2024 Annual Report for more information.

Investors are cautioned that you are not buying shares of a China-based operating company but instead are buying shares of a Cayman Islands holding company with operations conducted by our subsidiaries based in China and that this structure involves unique risks to investors.

This is an offering of the securities of the Cayman Islands holding company. We conduct our business through our subsidiaries in China. You will not and may never have direct ownership in the operating entities based in China.

Unless otherwise stated, as used in this prospectus, the terms “Elong” “we,” “us,” “our Company,” and the “Company” refer to Elong Power Holding Limited, a Cayman Islands exempted company incorporated under the laws of the Cayman Islands. Elong is a Cayman Islands holding company and is not a Chinese operating company. As a holding company with no material operations of its own, it conducts all of its operations and operates its business in China through its subsidiaries in China. Because of our corporate structure as a Cayman Islands holding company with operations conducted by our subsidiaries, it involves unique risks to investors. Furthermore, Chinese regulatory authorities could change the rules and regulations regarding foreign ownership in the industry in which the Company operates, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Investors in our securities should be aware that they do not directly hold equity interests in the Chinese operating entities, but rather are purchasing equity solely in Elong, our Cayman Islands holding company, which indirectly owns 100% equity interests in the PRC subsidiaries. Our securities offered in this offering are securities of our Cayman Islands holding company instead of shares of our subsidiaries in China.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” in our 2024 Annual Report on Form 20-F (“2024 Annual Report”), incorporated by reference .

Because our operations are located in the PRC through our subsidiaries, we are subject to certain legal and operational risks associated with our operations in China, including that changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. PRC laws and regulations governing our current business operations are evolving, and therefore, these adjustments could result in a material change in our operations and/or the value of our Class A Ordinary Shares or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our Class A Ordinary Shares to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For more details, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China” in our 2024 Annual Report and “— Risks Related to Elong’s Securities and this Offering,” beginning on page 19 of this prospectus for a discussion of these legal and operational risks and information that should be considered before making a decision to purchase our securities.

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security or anti-monopoly related regulations, in this nature may cause the value of such securities to significantly decline. We are not operating in an industry that prohibits or limits foreign investment. As of the date of this prospectus, according to our PRC counsel, Xinqiao Law Firm, although we are required under the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and relevant five guidelines (collectively, the “Overseas Listing Trial Measures”) to complete the filing procedure with the China Securities Regulatory Commission (the “CSRC”) in connection with our offering (including this offering and any subsequent offering) within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiaries obtain permission from any PRC authorities to issue securities to foreign investors, and we and our subsidiaries have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the Cyberspace Administration of China (the “CAC”), or any other PRC authorities that have jurisdiction over our operations. However, if we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. For more details, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — The PRC government may exercise significant oversight over the conduct of Elong’s business, and may influence or exert control over Elong’s operations, which could result in a material change in Elong’s operations and/or the value of Elong Class A Ordinary Shares. Changes in China’s economic or social conditions or government policies could have a material adverse effect on Elong’s business, results of operations, financial condition, and the value of Elong’s securities” in our 2024 Annual Report.

Quickly evolving rules and regulations in China, as well as differences in enforcement due to complex cases, could result in a material adverse change in our operations and the value of our Class A Ordinary Shares. On February 17, 2023, the CSRC promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and relevant five guidelines (collectively, the “Overseas Listing Trial Measures”), which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improve and reform the existing regulatory regime for overseas offering and listing of mainland China domestic companies’ securities and regulates both direct and indirect overseas offering and listing of mainland China domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, (i) mainland China domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; if a mainland China domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such mainland China domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a mainland China domestic company: (a) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (b) its major operational activities are carried out in mainland China or its main places of business are located in mainland China, or the senior managers in charge of operation and management of the issuer are mostly PRC citizens or have their usual place(s) of residence located in mainland China. A PRC domestic company that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC per the requirements of the Overseas Listing Trial Measures. Where a PRC domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. The Overseas Listing Trial Measures also lay out requirements for the reporting of material events. Breaches of the Overseas Listing Trial Measures, such as offering and listing securities overseas without fulfilling the filing procedures, shall bear legal liabilities, including a fine between RMB 1.0 million (approximately $150,000) and RMB 10.0 million (approximately $1.5 million), and the Overseas Listing Trial Measures heighten the cost for offenders by enforcing accountability with administrative penalties and incorporating the compliance status of relevant market participants into the Securities Market Integrity Archives. The Overseas Listing Trial Measures require subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuers who have completed overseas offerings and listings. In addition, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Overseas Listing Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. For more details, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — Because substantially all of Elong’s operations are in China, Elong’s business is subject to the evolving and complex laws and regulations in China, which are different in material aspects from the laws of the United States. Elong’s business is subject to the PRC legal and operational environment, which may change and continue to evolve. The uncertainties with respect to the PRC legal system and with respect to the interpretation and enforcement of PRC laws and regulations could have a material adverse effect on Elong” and “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — The approval of and the filing with CAC or other PRC government authorities may be required in connection with our capital raising activities under PRC laws, and, if required, we cannot predict whether we will be able, or how long it will take, to obtain such approval or complete such filing” in the 2024 Annual Report.

As confirmed by our PRC counsel, Xinqiao Law Firm, we will not be subject to cybersecurity review with the CAC, after the Cybersecurity Review Measures became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures; we are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. For more details, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — The approval of and the filing with CAC or other PRC government authorities may be required in connection with our capital raising activities under PRC laws, and, if required, we cannot predict whether we will be able, or how long it will take, to obtain such approval or complete such filing” in the 2024 Annual Report.

According to the Circular of the State Council on Further Strengthening the Administration of Share Issuance and Listing Abroad (the “Circular”), since the date of effectiveness of the Overseas Listing Trial Measures on March 31, 2023, an overseas-listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within the time frame specified by the Overseas Listing Trial Measures. As a result, we will be required to file with the CSRC within three business days after the completion of this offering. We begin the process of preparing a report and other required materials in connection with the CSRC filing, which will be submitted to the CSRC in due course after this offering. However, if we do not maintain the permissions and approvals of the filing procedure in a timely manner under PRC laws and regulations, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, limit our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. As the Circular and Overseas Listing Trial Measures were newly published, there exists uncertainty with respect to the filing requirements and their implementation. Any failure or perceived failure of us to fully comply with such new regulatory requirements could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and could cause the value of our securities to significantly decline or be worthless. For more details, see “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — The approval of and the filing with CAC or other PRC government authorities may be required in connection with our capital raising activities under PRC laws, and, if required, we cannot predict whether we will be able, or how long it will take, to obtain such approval or complete such filing” and “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — Because substantially all of Elong’s operations are in China, Elong’s business is subject to the evolving and complex laws and regulations in China, which are different in material aspects from the laws of the United States. Elong’s business is subject to the PRC legal and operational environment, which may change and continue to evolve. The uncertainties with respect to the PRC legal system and with respect to the interpretation and enforcement of PRC laws and regulations could have a material adverse effect on Elong” in the 2024 Annual Report.

As of the date of this prospectus, according to our PRC counsel, Xinqiao Law Firm, although we are required under the Overseas Listing Trial Measures to complete the filing procedure in connection with our offering (including this offering and any subsequent offering) within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiaries obtain permission from any PRC authorities to issue securities to foreign investors, and we and our subsidiaries have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or any of our subsidiaries to obtain regulatory approval from Chinese authorities before future offerings in the U.S. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any regulation by PRC government based on the objective of optimizing the market.

In addition, since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (1) establishing the National Anti-Monopoly Bureau; (2) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law (draft Amendment published on October 23, 2021 for public opinions), the anti-monopoly guidelines for various industries, and the detailed Rules for the Implementation of the Fair Competition Review System; and (3) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this prospectus, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange because neither the Company nor its PRC subsidiaries engage in monopolistic behaviors that are subject to these statements or regulatory actions.

On March 24, 2021, the U.S. Securities and Exchange Commission (the “SEC”) adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act (the “HFCAA”). An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to the Public Company Accounting Oversight Board (the “PCAOB”) inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed a prospectus with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

Enrome LLP, the independent registered public account firm that issued the audit reports for the fiscal years ended December 31, 2024, 2023, and 2022 included elsewhere in this prospectus, serves as auditor of companies that are traded publicly in the United States and firms registered with the PCAOB, and are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such auditor’s compliance with the applicable professional standards. Enrome LLP is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis. While Enrome LLP is based in Singapore, it is registered with PCAOB and subject to PCAOB inspection. In the event it is later determined that the PCAOB is unable to inspect or investigate completely Enrome LLP because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of our securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Enrome LLP is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to future offerings, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — Elong’s securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely Elong’s auditor” in our 2024 Annual Report.

Elong is a holding company with no operations of its own. We conduct our operations in the PRC primarily through our subsidiaries established in the PRC. We may rely on dividends to be paid by our subsidiaries to fund our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If our subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Our equity structure is a direct holding structure. Within our direct holding structure, the cross-border transfer of funds within our corporate entities is legal and compliant with the laws and regulations of the PRC. After the foreign investors’ funds enter Elong, Elong is permitted under the Cayman laws to provide funding to our subsidiaries in the PRC through loans or capital contributions without restrictions on the amount of the funds, subject to satisfaction of applicable government registration, approval and filing requirements. Our subsidiaries in Hong Kong are permitted under Hong Kong laws to provide funding to our subsidiaries in the PRC.

Subject to the Companies Act (Revised) of the Cayman Islands (the “Cayman Companies Act”) and our memorandum and articles of association, subject to any rights and restrictions for the time being attached to any shares, our Board of Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of our funds lawfully available therefor. Subject to any rights and restrictions for the time being attached to any shares, we by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by our Board of Directors. Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. Withholding tax regarding dividends is exempted in Hong Kong.

Elong has no plans to declare cash dividends in the near term, but as a holding company, Elong may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders and neither Elong nor its subsidiaries has maintained cash management policies which dictate the purpose, amount and procedure of cash transfers between the entities. The ability of its subsidiaries to pay dividends to Elong, however, is subject to the debt they incur on their own behalf and/or laws and regulations applicable to them. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. In addition, the PRC EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. As of the date of this prospectus, Elong has not declared or paid any dividends or distributions on equity to its shareholders

Elong may make loans and additional capital contribution to its subsidiaries or branches, subject to certain requirements under the PRC laws. Elong has no plans to declare cash dividends in the near term, but as a holding company. In addition, Elong’s PRC subsidiaries generate their revenue primarily in Renminbi, and cash transfers from Elong’s PRC subsidiaries to their parent companies outside of PRC are subject to requirements under foreign exchange regulations. As a result, the funds and assets may not be available to fund operations or for other use outside of PRC due to failure to comply with such regulations in or the imposition of restrictions and limitations on the ability of Elong or its subsidiaries by the PRC government to transfer cash or assets. For more details, see “Item 3. Key Information — 3.D. Risk Factors— Risks Related to Doing Business in China— PRC regulation of loans and direct investment by offshore holding companies to PRC Entities may delay or prevent Elong from using the proceeds of offshore fund-raising activities, to make loans or additional capital contributions to PRC Entities, which could materially and adversely affect its liquidity and its ability to fund and expand its business.”, “Item 3. Key Information — 3.D. Risk Factors— Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by PRC subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of its PRC subsidiaries to make payments to Elong could have a material and adverse effect on its ability to conduct its business” and “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — The requirements and legal procedures of currency conversion may limit the ability of Elong to utilize their revenues effectively and affect the value of your investment” in our 2024 Annual Report.

Subject to the applicable laws and regulations, cash may be transferred within the group in the following manner: (1) Elong may transfer funds to its subsidiaries, including the PRC Entities, by way of capital contributions, inter-group advances or loans; (2) Elong’s subsidiaries, including the PRC Entities, may make dividends or other distributions to Elong.

In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

Certain payments from our PRC subsidiaries to the Hong Kong subsidiary are subject to PRC taxes, including business taxes and a value-added tax (the “VAT”). Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. The laws and regulations of the PRC do not currently have any material impact on transfer of cash from Elong to Elong Power HK, Elong Power International and TMT, or from Elong Power HK, Elong Power International and TMT to Elong. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HK dollar into foreign currencies and the remittance of currencies out of Hong Kong or across borders and to U.S investors.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our Board of Directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the Board of Directors deems relevant, and subject to the restrictions contained in any future financing instruments.

To ensure foreign exchange market and exchange rate stability, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital optimization measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital supervision and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes supervision on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenues from our operations, we may be unable to pay dividends on our Class A Ordinary Shares.

During the period from January 1, 2025 to the date of this prospectus and fiscal years ended December 31, 2024, 2023, and 2022, no cash or asset transfers have occurred among the Company and its subsidiaries and we have not declared any dividends to our shareholders. We do not expect to pay any cash dividends in the foreseeable future. We do not have any cash management policies that dictate the amount of such funds and how such funds are transferred.

The offering is being underwritten on a firm commitment basis. We have engaged Maxim Group LLC as our exclusive underwriter (“Maxim” or the “Underwriter”). The Underwriter is obligated to take and pay for all of the Units if any such Units are taken. We have granted the Underwriter an option exercisable within 45 days after the closing of the offering, to purchase a maximum of [  ] additional Class A Ordinary Shares or Pre-funded Warrants and/or [  ] additional Warrants to purchase Class A Ordinary Shares. The option may be used to purchase such Class A Ordinary Shares or Pre-funded Warrants and/or Warrants, or any combination thereof, as determined by the Underwriter. If the Underwriter exercises all or part of this option, it will purchase securities covered by the option at the public offering price that appears on the cover page of this prospectus, less underwriting discounts and commissions. We have agreed to pay the Underwriter the underwriter fees set forth in the table below.

	Per Unit	Total(4)
Offering price(1)	US$	US$
Underwriting discounts(2)	US$	US$
Proceeds to the Company before expenses(3)	US$	US$

(1)	Offering price per Unit is assumed to be US$[*], which is the last reported sale price of our Class A Ordinary Share, as reported on the Nasdaq Global Market on [*], 2025.
(2)	We have agreed to pay the Underwriter a discount equal to 8% of the gross proceeds of the offering. The amount of offering proceeds to us presented in this table does not give effect to any cash exercise of the Common Warrants or Pre-Funded Warrants. See also “Underwriting” for a description of compensation and other items of value payable to the Underwriter.
(3)	We have also agreed to reimburse the Underwriter of up to a maximum of $125,000 for out-of-pocket accountable expenses, including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on the Company’s principals in connection with the performance of their services. We have paid to the Underwriter $[*] as an advance to be applied towards reasonable out-of-pocket expenses, or the Advance. Any portion of the Advance shall be returned back to us to the extent not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). The total amount of expenses related to this offering is set forth in the section titled “Expenses Relating to This Offering” on page 55.
(4)	Assumes that the Underwriter does not exercise any portion of its over-allotment option.

If we complete this offering, net proceeds will be delivered to us on the closing date. We expect to deliver the securities against payment in U.S. dollars in New York, NY to investors on or about [    ], 2025, subject to satisfaction of certain customary closing conditions.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated [*], 2025.

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ABOUT THIS PROSPECTUS

We and the Underwriter have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you and which we have filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for our securities is made to the public in the Cayman Islands The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Commonly Used Defined Terms

Except where the context otherwise requires and for purposes of this prospectus only, “we,” “us,” “our company,” “Company,” “our” and “Elong” refer to Elong Power Holding Limited, a Cayman Islands company limited by shares. We have the following subsidiaries:

●	“2024 Annual Report”, means the 2024 Annual Report on 20-F filed by the Company on September 22, 2025;

●	“Beijing Yipeng”, means “Elong Power (Beijing) Co., Ltd.”, a PRC limited company formed under the laws of the PRC and a wholly-owned subsidiary of Elong;

●	“Business Combination”, means the transactions contemplated by the Business Combination Agreement, including the Merger;

●	“Cayman”, means the Cayman Islands;

●	“China” or the “PRC”, means the People’s Republic of China, in which the Hong Kong Special Administrative Region of the PRC and the Macau Special Administrative Region of the PRC are included;

●	“Elong”, “we,” “us,” “our company,” the “Company,” and “our” means Elong Power Holding Limited, a Cayman Islands holding Company;

●	“Elong Ganzhou”, means “Elong Power (Ganzhou) Co., Ltd.”, a PRC limited company formed under the laws of the PRC and a wholly-owned subsidiary of Elong;

●	“Elong Power International”, means “Elong Power International Co, Limited”, a limited company formed under the laws of the British Virgin Islands and a wholly-owned subsidiary of Elong;

●	“Elong Power HK”, means “Elong Power (Hong Kong) International Limited”, a Hong Kong limited company formed under the laws of Hong Kong and a wholly-owned subsidiary of Elong;

●	“Ganzhou Yipeng”, means “Ganzhou Yipeng Energy & Technology Co., Ltd.”, a PRC limited company formed under the laws of the PRC and a wholly-owned subsidiary of Elong;

●	“Hong Kong” means the Hong Kong Special Administrative Region of the PRC;

●	“Huizhou Yipeng”, means “Huizhou City Yipeng Energy Technology Co., Ltd.”, a PRC limited company formed under the laws of the PRC and a wholly-owned subsidiary of Elong;

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●	“Merger”, means the merger of Merger Sub with and into TMT, in accordance with the Cayman Companies Act, following which the separate corporate existence of Merger Sub shall cease and TMT shall continue as the surviving company and a wholly-owned subsidiary of Elong;

●	“Merger Sub” means ELong Power Inc., a Cayman Islands exempted company and wholly-owned subsidiary of Elong;

●	“Ordinary Shares” means the Class A Ordinary Shares and Class B Ordinary Shares of Elong, par value US$0.00001 per share;

●	“PRC Entity” means each of Elong Ganzhou, Huizhou Yipeng, Ganzhou Yipeng, and Zibo Yipeng, and any PRC-incorporated subsidiaries of Elong and Elong following the consummation of the Business Combination;

●	“PRC laws and regulations” refers to the laws and regulations of the PRC, without reference to the laws and regulations of Hong Kong and Macao Special Administrative Regions of the People’s Republic of China, and the relevant regulations of Taiwan region;

●	“RMB” or “Renminbi” refers to the legal currency of mainland China;

●	TMT”, means “TMT Acquisition Corp”, a Cayman Islands company limited by shares and a wholly-owned subsidiary of Elong;

●	“U.S. dollars,” “dollars,” “USD” or “$” refers to the legal currency of the United States; and

●	“Zibo Yipeng”, means “Zibo Yipeng Energy & Technology Co., Ltd.”, a PRC limited company formed under the laws of the PRC and a wholly-owned subsidiary of Elong.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. The consolidated balance sheets balances, with the exception of equity at December 31, 2024 and 2023, were translated at RMB7.2993 and RMB7.0999 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to the consolidated income statements and cash flows for the years ended December 31, 2024 and 2023 were RMB7.1957 and RMB7.0811 to $1.00, respectively. The condensed consolidated balance sheet balances, with the exception of equity, at June 30, 2025 and 2024, were translated at RMB7.1636 and RMB7.2672 to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to condensed consolidated income statements and cash flows for the six months ended June 30, 2025 and 2024 were RMB7.2526 and RMB7.2150 to $1.00, respectively.

We obtained the industry and market data used in this prospectus or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus. We have sought to provide current information in this prospectus and believe that the statistics provided in this prospectus remain up-to-date and reliable, and these materials are not incorporated in this prospectus other than to the extent specifically cited in this prospectus.

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SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this prospectus may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under “Risk Factors,” and elsewhere in this prospectus, as well as factors which may be identified from time to time in our other filings with the Securities and Exchange Commission (the “SEC”) or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements.

The forward-looking statements contained in this prospectus reflect our views and assumptions only as of the date this prospectus is signed. Except as required by law, we assume no responsibility for updating any forward-looking statements.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our securities, discussed under “Risk Factors,” before deciding whether to buy our securities.

Overview

Elong is an exempted company with limited liability incorporated under the laws of the Cayman Islands. We carry out our business in China primarily through our PRC Entities. See “— Corporate Structure and History.” Through our operating subsidiaries, we are committed to the research and development, manufacturing, sales and service of high-power lithium-ion batteries for electric vehicles and construction machinery, as well as large-capacity, long-cycle lithium-ion batteries for energy storage systems. We have a comprehensive product and technology system that includes battery cells, modules, system integration, and battery management system (“BMS”) development, based on high-power lithium-ion batteries and battery system products for long-cycle energy storage devices. We offer advanced energy applications and full lifecycle services. Our product portfolio includes products utilizing lithium manganese oxide and lithium iron phosphate, among others, to meet the needs of high-power applications and energy storage applications in various scenarios.

Investors in our securities should be aware that they may never directly hold equity interests in the PRC operating entities, but rather purchasing equity solely in Elong, our Cayman holding company. Furthermore, shareholders may face difficulties enforcing their legal rights under United States securities laws against our directors and officers who are located outside of the United States. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — Because substantially all of Elong’s operations are in China, Elong’s business is subject to the evolving and complex laws and regulations in China, which are different in material aspects from the laws of the United States. Elong’s business is subject to the PRC legal and operational environment, which may change and continue to evolve. The uncertainties with respect to the PRC legal system and with respect to the interpretation and enforcement of PRC laws and regulations could have a material adverse effect on Elong” in our 2024 Annual Report.

Corporate Structure and History

Our equity structure is a direct holding structure. Below is a chart illustrating our corporate structure:

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Subsidiaries	Place of incorporation	Date of incorporation	Percentage of ownership	Principal activities
Elong Power International Co, Limited (“Elong Power International”)	BVI	September 20, 2023	100%	Investment holding
Elong Power Holding Co., Limited	BVI	October 15, 2024	100%	Investment holding
Elong Power (Hong Kong) International Limited (“Elong Power (Hong Kong)”)	Hong Kong	October 9, 2023	100%	Investment holding
Elong Power (Hong Kong) Holding Limited	Hong Kong	October 29, 2024	100%	Investment holding
Elong Power (Ganzhou) Co., Ltd.	Ganzhou, PRC	November 2, 2023	100%	Investment holding
Elong Power (Zibo) Co., Ltd	Zibo, PRC	January 23, 2025	100%	R&D and manufacturing of battery spare parts and energy storage technology services
Huizhou City Yipeng Energy Technology Co., Ltd. (“Huizhou Yipeng”)	Huizhou, PRC	January 26, 2014	100%	R&D and manufacturing of lithium-ion power batteries, lithium-ion power battery systems and their accessories
Ganzhou Yipeng Energy & Technology Co., Ltd. (“Ganzhou Yipeng”)	Ganzhou, PRC	May 28, 2018	100%	R&D and manufacturing of lithium-ion batteries, backup power supplies, energy storage systems and accessories.
Zibo Yipeng Energy & Technology Co., Ltd. (“Zibo Yipeng”)	Zibo, PRC	September 29, 2022	100%	R&D and manufacturing of battery spare parts and energy storage technology services
Elong Power (Beijing) Co., Ltd. (“Beijing Yipeng”)	Beijing, PRC	April 26, 2024	100%	Operations, sales and R&D
TMT Acquisition Corp (“TMT”)	Cayman Islands	July 6, 2021	100%	Investment holding

The Business Combination with TMT

On November 21, 2024 (the “Closing Date”), Elong, TMT Acquisition Corp, a Cayman Islands exempted company and formerly a publicly-traded special purpose acquisition company (“TMT”), and ELong Power Inc., a Cayman Islands exempted company and formerly a wholly-owned subsidiary of Elong (“Merger Sub”), consummated a business combination (the “Business Combination”) pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated February 29, 2024 (the “Business Combination Agreement”). The Business Combination was accomplished by way of the following transaction steps:

●	At the closing of the Business Combination (the “Closing”), Merger Sub merged with and into TMT (the “Merger”), with TMT continuing as the surviving entity and becoming a wholly owned subsidiary of Elong. At the effective time of the Merger (the “Effective Time”), (i) each ordinary share of TMT, par value $0.00001 per share (“TMT Ordinary Share”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than TMT Excluded Shares and TMT Dissenting Shares (as each is defined below)) converted into one Class A ordinary share of Elong, par value $0.00001 per share (“Elong Class A Ordinary Share”), (ii) each right of TMT (“TMT Right”) issued and outstanding immediately prior to the Effective Time automatically converted in accordance with its terms into 2/10 of one TMT Ordinary Share, and then further converted into 2/10 of one Elong Class A Ordinary Share, and (iii) each unit of TMT, consisting of one TMT Ordinary Share and one TMT Right (“TMT Unit”), issued and outstanding immediately prior to the Effective Time automatically and mandatorily separated into its component parts and the TMT Ordinary Shares and TMT Rights included within such TMT Units automatically converted into Elong Class A Ordinary Shares as described above.

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●	Prior to the Closing, Elong effectuated a share surrender (with an effect identical to that of a reverse share split) of the Elong Class A Ordinary Shares and Class B ordinary shares of Elong, par value $0.00001 per share (“Elong Class B Ordinary Shares” and collectively with the Elong Class A Ordinary Shares the “Elong Ordinary Shares”), such that, immediately thereafter, Elong had 45,000,000 Elong Ordinary Shares, consisting of 39,222,563 Elong Class A Ordinary Shares and 5,777,437 Elong Class B ordinary share of Elong, par value $0.00001 per share (“Elong Class B Ordinary Share”), issued and outstanding. All of the Elong Class B Ordinary Shares are held by GRACEDAN CO., LIMITED (the “Supporting Shareholder”). Because each Elong Class B Ordinary Share entitles the holder thereof to 50 votes on all matters subject to vote at general meetings of Elong, the Supporting Shareholder holds a majority of the total voting power of Elong following the Closing, as described herein.
●	Concurrently with the Closing, Elong consummated the PIPE Financing (as defined below), pursuant to a subscription agreement entered into by Elong and an accredited investor (the “PIPE Investor”) prior to the Closing, which provided for the purchase by the PIPE Investor of $7,000,000 in Elong Class A Ordinary Shares (the “PIPE Financing”). The PIPE Investor, together with 2TM Holding LP, a Delaware limited partnership and sponsor of TMT (the “Sponsor”), and the representative of the underwriters of TMT’s initial public offering (the “Representative”), also entered into the Amended and Restated Registration Rights Agreement with Elong, pursuant to which the Sponsor, the Representative and the PIPE Investors have customary registration rights, including three sets of demand rights and piggy-back rights, with respect to the shares of Elong Class A Ordinary Shares held by such parties following the consummation of the Business Combination.
●	At the Closing, the Supporting Shareholder deposited 300,000 Elong Class B Ordinary Shares (the “Indemnification Shares”) with Continental as escrow agent (the “Escrow Agent”), which shall be held in escrow as security for the Supporting Shareholder’s indemnification obligations on behalf of Elong and be subject to surrender and forfeiture under the terms of Business Combination Agreement and the escrow agreement entered into and effective as of the Closing with the Escrow Agent (the “Indemnification Escrow Agreement”).
●	After the Closing, the Supporting Shareholder will be entitled to receive up to 9,000,000 Elong Class A Ordinary Shares (the “Earnout Shares”) solely upon the achievement of certain financial targets during the fiscal years ended December 31, 2024 and 2025 or upon the completion by Elong of certain change in control transactions, in each case in accordance with the terms of the Business Combination Agreement and the escrow agreement entered into and effective as of the Closing with the Escrow Agent covering the treatment and release of the Earnout Shares (the “Earnout Escrow Agreement”).

As a result of the Business Combination, TMT became a wholly owned subsidiary of Elong, the security holders of TMT immediately prior to the Effective Time became security holders of Elong, and Elong became a public company listed on the Capital Market of Nasdaq.

Summary of Risk Factors

Investing in our securities involves significant risks. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully under “Risk Factors” beginning on page 19 of this prospectus and in “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

Risks Related to Elong’s Business

●	Our future growth depends upon the willingness of commercial-vehicle and specialty-vehicle operators and consumers to adopt electric vehicles. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	It may be difficult to evaluate our business prospects, and we may not be successful in expanding our operations or managing our growth. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	Certain components of our batteries pose safety risks that may cause accidents, which could lead to liability to us, cause delays in manufacturing of our products and/or adversely affect market acceptance. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	We have incurred significant losses and we may continue to experience losses in the future. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

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●	We are exposed to risks relating to price fluctuations of raw materials. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	If we fail to develop and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of the common stock may be adversely impacted. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	We may be unable to meet our future capital requirements, which could limit our ability to grow and have a material adverse effect on our financial position and the results of operations. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	The demand for batteries in transportation and other markets depends on the attractiveness of fossil fuel alternatives. Extended periods of low oil prices could adversely affect demand for electric and hybrid electric vehicles. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	We may not be able to maintain our competitive position due to competition from other battery manufacturers, many of which have significantly greater resources. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	Developments in alternative technology may adversely affect the demand for our battery products. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	We may incur significant costs because of the warranties we supply with our products and services. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	If we cannot continue to develop and commercialize new products in a timely manner, and at favorable margins, we may not be able to compete effectively. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	Our failure to cost-effectively manufacture our batteries in quantities which satisfy our customers’ demand and product specifications and their expectations for product quality and reliable delivery could damage our customer relationships and result in significant lost business opportunities for us. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	We rely on complex machinery for our operations and our production involves a degree of risk and uncertainty in terms of operational performance and costs. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	Our battery packs rely on software and hardware that are highly technical, and if these systems contain errors, bugs or vulnerabilities, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	We purchase certain key raw materials and components from third parties, and we may not be able to secure our supply of key raw materials in a stable and timely manner. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	We experience fluctuations in quarterly and annual operating results. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	The success of our business depends on our ability to attract, train and retain highly-skilled employees and key personnel. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	While we currently reinvest all cash generated by our PRC subsidiaries in our PRC operations, impediments to moving cash out of the PRC, if needed in the future, could hamper any growth and diversification that we are pursuing. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

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●	Our planned expansion into new applications and markets pose additional risks which could adversely affect our business, financial condition and results of operations. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	Our operations expose us to litigation, environmental and other legal compliance risks, including increased climate change legislation restricting greenhouse gas emissions. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	As components of electric vehicles, our products as installed in the products of our customers are subject to motor vehicle standards and the failure of the vehicles to satisfy such mandated safety standards could have a material adverse effect on the demand for our products, our business and our operating results. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	Our connected products and our website, systems, and data we maintain may be subject to intentional disruption, other security incidents, or alleged violations of laws, regulations, or other obligations relating to data handling that could result in liability and adversely impact our reputation and future sales. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

Risks Related to Elong’s Intellectual Property

●	Our success depends on our ability to obtain, maintain and protect our intellectual property rights. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

Risks Related to Doing Business in China

●	Uncertainties exist with respect to how the PRC Foreign Investment Law may impact the viability of our current corporate structure and operations. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	There are procedural requirements for foreign regulatory bodies to conduct investigations or inspections of Elong’s operations in China. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	Because substantially all of Elong’s operations are in China, Elong’s business is subject to the evolving and complex laws and regulations in China, which are different in material aspects from the laws of the United States. The uncertainties with respect to the PRC legal system and with respect to the interpretation and enforcement of PRC laws and regulations could have a material adverse effect on Elong. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	The PRC government may exercise significant oversight over the conduct of Elong’s business, and may influence or exert control over Elong’s operations, which could result in a material change in Elong’s operations and/or the value of our Class A Ordinary Shares. Changes in China’s economic or social conditions or government policies could have a material adverse effect on Elong’s business, results of operations, financial condition, and the value of Elong’s securities. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	It may be difficult for shareholders to enforce foreign judgments or to bring actions in China against Elong or Elong’s management named in the annual report based on foreign laws. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent Elong from using the proceeds of offshore fund-raising activities, to make loans or additional capital contributions to PRC Entities, which could materially and adversely affect its liquidity and its ability to fund and expand its business. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

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●	The approval of and the filing with the CSRC may be required in connection with our future offering under PRC laws. As a result, our future offering may be contingent upon the completion of such filing procedures, and we cannot predict whether we will be able to obtain such approval or complete such filing in a timely manner, or even at all. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	The approval of and the filing with CAC or other PRC government authorities may be required in connection with our capital raising activities under PRC laws, and, if required, we cannot predict whether we will be able, or how long it will take, to obtain such approval or complete such filing. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent Elong from using the proceeds of offshore fund-raising activities, to make loans or additional capital contributions to PRC Entities, which could materially and adversely affect its liquidity and its ability to fund and expand its business. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	PRC regulations relating to investments in offshore companies by PRC residents may subject PRC-resident beneficial owners or PRC Entities to liability or penalties, limit Elong’s ability to inject capital into PRC Entities or limit PRC Entities’ ability to increase their registered capital or distribute profits to it, or may otherwise adversely affect Elong following the Consummation of the Business Combination. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	We may rely on dividends and other distributions on equity paid by PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	The requirements and legal procedures of currency conversion may limit the ability of Elong to utilize their revenues effectively and affect the value of your investment. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	Elong may experience delays and/or failures in obtaining and renewing relevant PRC governmental approvals, licenses, permits or others required for its new construction/expansion projects. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	Dividends payable to foreign investors and gains on the sale of Elong Class A Ordinary Shares by foreign investors may become subject to PRC tax law. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	Elong’s shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	Fluctuations in the value of the Renminbi may materially adversely affect your investment. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

●	Elong’s securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely Elong’s auditor. See “Item 3. Key Information— 3.D. Risk Factors” in our 2024 Annual Report.

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Risks Related to Ownership of Elong’s Securities and the Offering

●	The dual class structure of our Class A Ordinary Shares and Class B Ordinary Shares has the effect of concentrating voting control with our CEO and Chairman of the Board and his affiliates. (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 19 of this prospectus);

●	The market price of our Class A Ordinary Shares has recently declined significantly, and our Class A Ordinary Shares could be delisted from Nasdaq or trading could be suspended. (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 19 of this prospectus);

●	GRACEDAN CO., LIMITED owns a majority of Elong’s voting power and thus may control certain actions requiring a shareholder vote. (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 20 of this prospectus);

●	Elong’s stock price may be volatile in the future, which could lead to losses by investors and costly securities litigation (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 20 of this prospectus);

●	It is not expected that Elong will pay dividends in the foreseeable future. (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 22 of this prospectus);

●	An active trading market for Elong Class A Ordinary Shares may not be sustained. (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 22 of this prospectus);

●	There can be no assurance that Elong will be able to comply with the continued listing standards of Nasdaq. (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 22 of this prospectus);

●	If securities or industry analysts either do not publish research about Elong or publish inaccurate or unfavorable research about us, Elong’s business, or its market, or if they change their recommendations regarding Elong Class A Ordinary Shares adversely, the trading price or trading volume of the Elong Class A Ordinary Shares could decline. (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 22 of this prospectus);

●	As a public company, Elong is subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes-Oxley Act. (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 23 of this prospectus);

●	Elong is an emerging growth company within the meaning of the Securities Act, and if Elong takes advantage of certain exemptions from disclosure requirements available to “emerging growth companies”, this could make Elong’s securities less attractive to investors and may make it more difficult to compare Elong’s performance with other public companies. (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 23 of this prospectus);

●	Elong will be a foreign private issuer and, as a result, Elong will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company. (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 24 of this prospectus);

●	As a foreign private issuer, and as permitted by the listing requirements of the Nasdaq, Elong will be permitted to follow certain home country governance practices rather than the corporate governance requirements of Nasdaq. (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 24 of this prospectus);

●	Elong may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses. (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 24 of this prospectus);

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●	Because Elong is incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited. (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 25 of this prospectus);

●	Elong’s M&A generally provides that the United States District Court for the Southern District of New York will be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States. (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 25 of this prospectus);

●	There is no public market for the Common Warrants or the Pre-Funded Warrants (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 26 of this prospectus);

●	The Common Warrants and the Pre-Funded Warrants in this offering are speculative in nature (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 26 of this prospectus);

●	Holders of the Common Warrants and the Pre-Funded Warrants will not have rights of holders of our Class A Ordinary Shares until such warrants are exercised (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 26 of this prospectus);

●	The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 27 of this prospectus);

●	We have broad discretion in the use of the net proceeds from this offering and may not use them effectively (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 27 of this prospectus);

●	The price of the Class A Ordinary Shares and other terms of this offering have been determined by us along with our Underwriter (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 27 of this prospectus);

●	If you purchase our securities in this offering, you will incur immediate and substantial dilution in the book value of your shares (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 28 of this prospectus);

●	Due to the dilutive nature of the Common Warrants, we face a risk that Nasdaq may seek to delist our Class A Ordinary Shares due to public interest concerns. (see “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering” on page 28 of this prospectus);

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Legal and Operational Risks of Operating in the PRC

Because all of our operations are located in the PRC through our subsidiaries, we are subject to certain legal and operational risks associated with our operations in China, including changes in the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations may materially and adversely affect our business, financial condition and results of operations. PRC laws and regulations governing our current business operations are evolving, and therefore, the adjustment may result in a material change in our operations and the value of our Class A Ordinary Shares, or could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. We do not believe that our subsidiaries are directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior and our business does not involve the collection of user data or implicate cybersecurity. As of the date of this prospectus, according to our PRC counsel, Xinqiao Law Firm, although we are required under the Overseas Listing Trial Measures to complete the filing procedure in connection with our offering (including this offering and any subsequent offering) within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiaries obtain permission from any PRC authorities to issue securities to foreign investors, and we and our subsidiaries have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. or other foreign exchange. The Standing Committee of the National People’s Congress, or the SCNPC, or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company or any of our subsidiaries to obtain regulatory approval from Chinese authorities before future offerings in the U.S. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental.

For a more detailed discussion, see “- Cash and Asset Flows Through Organization”, “- Implications of Holding Foreign Company Accountable Act”, “- PRC Regulatory Permissions” beginning on page 11 of this prospectus and “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China” in our 2024 Annual Report.

Cash and Asset Flows Through Organization

Dividend Distribution and Taxation: Elong has no plans to declare cash dividends in the near term, but as a holding company, Elong may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders and neither Elong nor its subsidiaries has maintained cash management policies which dictate the purpose, amount and procedure of cash transfers between the entities. The ability of its subsidiaries to pay dividends to Elong, however, is subject to the debt they incur on their own behalf and/or laws and regulations applicable to them. The statutory reserve fund requires that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends, until the aggregate amount of such fund reaches 50% of their registered capital. In addition, the PRC EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless reduced under treaties or arrangements between the PRC government and the governments of other countries or regions where the non-PRC resident enterprises are tax resident. As of the date of this annual report, Elong has not declared or paid any dividends or distributions on equity to its shareholders.

Foreign Exchange Regulation: Elong may make loans and additional capital contribution to its subsidiaries or branches, subject to certain requirements under the PRC laws. Elong has no plans to declare cash dividends in the near term, but as a holding company. In addition, Elong’s PRC subsidiaries generate their revenue primarily in RMB, and cash transfers from Elong’s PRC subsidiaries to their parent companies outside of PRC are subject to requirements under foreign exchange regulations. As a result, the funds and assets may not be available to fund operations or for other use outside of PRC due to failure to comply with such regulations in or the imposition of restrictions and limitations on the ability of Elong or its subsidiaries by the PRC government to transfer cash or assets. For more details, see “Item 3. Key Information — 3.D. Risk Factors—Risks Related to Doing Business in China— PRC regulation of loans and direct investment by offshore holding companies to PRC Entities may delay or prevent Elong from using the proceeds of offshore fund-raising activities, to make loans or additional capital contributions to PRC Entities, which could materially and adversely affect its liquidity and its ability to fund and expand its business.”, “Item 3. Key Information — 3.D. Risk Factors—Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by PRC subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of its PRC subsidiaries to make payments to Elong could have a material and adverse effect on its ability to conduct its business” and “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — The requirements and legal procedures of currency conversion may limit the ability of Elong to utilize their revenues effectively and affect the value of your investment.”

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Transfer of Cash: Subject to the applicable laws and regulations, cash may be transferred within the group in the following manner: (1) Elong may transfer funds to its subsidiaries, including the PRC Entities, by way of capital contributions, inter-group advances or loans; (2) Elong’s subsidiaries, including the PRC Entities, may make dividends or other distributions to Elong.

During the period from January 1, 2025 to the date of this prospectus and fiscal years ended December 31, 2024, 2023 and 2022, no cash or asset transfers have occurred among the Company and its subsidiaries and we have not declared any dividends to our shareholders. We do not expect to pay any cash dividends in the foreseeable future. We do not have any cash management policies that dictate the amount of such funds and how such funds are transferred.

Permissions or Approval Required from the PRC Authorities for Elong’s Operations

Elong conducts its business primarily through its PRC subsidiaries in China. Elong’s operations in China are governed by PRC laws and regulations. As of the date of this prospectus, except as disclosed in this prospectus, Elong’s PRC subsidiaries have obtained and have not been denied for the requisite licenses and permits from the PRC authorities that are required for their business operations in China.

However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, Elong may be required to obtain additional licenses, permits, filings or approvals for its business operations in the future. If (i) Elong or its subsidiaries do not receive or maintain any permission or approval required of Elong or its subsidiaries, (ii) Elong or its subsidiaries inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and Elong or its subsidiaries become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If Elong is unable to do so, in a timely manner or otherwise, Elong may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against Elong, and other forms of sanctions, and Elong’s ability to conduct its business, invest in mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and Elong’s business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our Class A Ordinary Shares could significantly decline or become worthless.

Implications of Holding Foreign Company Accountable Act

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. An identified issuer will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to the Accelerating Holding Foreign Companies Accountable Act and amended the HFCAA by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The rules apply to registrants that the SEC identifies as having filed a prospectus with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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Enrome LLP, the independent registered public account firm that issued the audit reports for the fiscal years ended December 31, 2024, 2023 and 2022 included elsewhere in this prospectus, serves as auditor of companies that are traded publicly in the United States and firms registered with the PCAOB, are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess such auditor’s compliance with the applicable professional standards. Enrome LLP is headquartered in Singapore and is subject to inspection by the PCAOB on a regular basis. While Enrome LLP is based in Singapore, it is registered with PCAOB and subject to PCAOB inspection. In the event it is later determined that the PCAOB is unable to inspect or investigate completely Enrome LLP because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading of our securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Enrome LLP is not subject to the determinations as to the inability to inspect or investigate registered firms completely announced by the PCAOB on December 16, 2021. However, as more stringent criteria have been imposed by the SEC and the PCAOB, recently, which would add uncertainties to future offerings, and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — “Elong’s securities may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely Elong’s auditor.” in our 2024 Annual Report.

PRC Regulatory Permissions

Elong conducts its business primarily through its PRC subsidiaries in China. Elong’s operations in China are governed by PRC laws and regulations. As of the date of this prospectus, Elong’s PRC subsidiaries have obtained and have not been denied for the requisite licenses and permits from the PRC authorities that are required for their business operations in China.

However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, Elong may be required to obtain additional licenses, permits, filings or approvals for its business operations in the future. If (i) Elong or its subsidiaries do not receive or maintain any permission or approval required of Elong or its subsidiaries, (ii) Elong or its subsidiaries inadvertently concluded that certain permissions or approvals have been acquired or are not required, or (iii) applicable laws, regulations, or interpretations thereof change, and Elong or its subsidiaries become subject to the requirement of additional permissions or approvals in the future, we may have to expend significant time and costs to procure them. If Elong is unable to do so, in a timely manner or otherwise, Elong may become subject to sanctions imposed by the PRC regulatory authorities, which could include fines, penalties, and proceedings against Elong, and other forms of sanctions, and Elong’s ability to conduct its business, invest in mainland China as foreign investments or accept foreign investments, or list on a U.S. or other overseas exchange may be restricted, and Elong’s business, reputation, financial condition, and results of operations may be materially and adversely affected, and the value of our Class A Ordinary Shares could significantly decline or become worthless.

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The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, include, among other things, provisions that purport to require that an offshore special purpose vehicle, formed for the purpose of an overseas listing of securities through acquisitions of domestic enterprises in China or assets and controlled by enterprises or individuals in China, to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, pursuant to the M&A Rules and other PRC laws, the CSRC published on its official website relevant guidance regarding its approval of the listing and trading of special purpose vehicles’ securities on overseas stock exchanges, including a list of application materials. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date hereof, no official guidance or related implementation rules have been issued. As a result, the Opinions on Strictly Cracking Down on Illegal Securities Activities remain unclear on how they will be interpreted, amended and implemented by the relevant PRC governmental authorities. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Pursuant to Cybersecurity Review Measures which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any public offering at a foreign stock exchange. However, given the Cybersecurity Review Measures were relatively new, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. It remains uncertain whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the CAC published the Administration Regulations on Network Data Security (Draft for Comments), or the Draft Measures for Network Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) overseas listing of data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security. In addition, the Draft Measures for Network Data Security also require Internet platform operators to establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. On August 30, 2024, the executive meeting of The State Council deliberated and adopted the Administration Regulations on Network Data Security (Draft).

We believe that we will not be subject to the effective Cybersecurity Review Measures, because we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures. We are also not subject to network data security review by the CAC if the Draft Measures for Network Data Security are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Draft Measures for Network Data Security.

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On February 17, 2023, the CSRC promulgated the Overseas Listing Trial Measures, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited, if any of the following: (1) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (5) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (1) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (2) the issuer’s main business activities are conducted in China, or its main place(s) of business are located in China, or the majority of senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At the Press Conference, officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, any of our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirement with the CSRC within three working days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we fail to fulfill filing procedure as stipulated by the Overseas Listing Trial Measures or offer and list securities in an overseas market in violation of the Overseas Listing Trial Measures, the CSRC may order rectification, issue warnings to us, and impose a fine of between RMB1,000,000 and RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us that organize or instruct such violations shall be imposed a fine from RMB1,000,000 and RMB10,000,000.

On February 24, 2023, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (the “Provisions on Confidentiality and Archives Administration”), which came into effect on March 31, 2023. The Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, there remain uncertainties regarding the further interpretation and implementation of the Provisions on Confidentiality and Archives Administration.

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As of the date of this prospectus, according to our PRC counsel, Xinqiao Law Firm, although we are required under the Overseas Listing Trial Measures to complete the filing procedure in connection with our offering (including this offering and any subsequent offering) within three business days after such offering is completed, no relevant PRC laws or regulations in effect requires that we or our subsidiaries obtain permission from any PRC authorities to issue securities to foreign investors, and we and our subsidiaries have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. If it is determined that we are subject to filing requirements imposed by the CSRC under the Overseas Listing Regulations or approvals from other PRC regulatory authorities or other procedures, including the cybersecurity review under the revised Cybersecurity Review Measures, for our future offshore offerings, it would be uncertain whether we can or how long it will take us to complete such procedures or obtain such approval and any such approval could be rescinded. Any failure to obtain or delay in completing such procedures or obtaining such approval for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to file with the CSRC or failure to seek approval from other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the securities offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our Class A Ordinary Shares. In other words, although the Company is currently not required to obtain permission from any of the PRC federal or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental.

See “Item 3. Key Information — 3.D. Risk Factors—Risks Related to Doing Business in China — The approval of and the filing with the CSRC may be required in connection with our future offering under PRC laws. As a result, our future offering may be contingent upon the completion of such filing procedures, and we cannot predict whether we will be able to obtain such approval or complete such filing in a timely manner, or even at all” in our 2024 Annual Report.

For more details, see ““Item 3. Key Information — 3.D. Risk Factors—Risks Related to Doing Business in China — The PRC government may exercise significant oversight over the conduct of Elong’s business, and may influence or exert control over Elong’s operations, which could result in a material change in Elong’s operations and/or the value of our Class A Ordinary Shares. Changes in China’s economic or social conditions or government policies could have a material adverse effect on Elong’s business, results of operations, financial condition, and the value of Elong’s securities” in our 2024 Annual Report.

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Recent Developments

On May 18, 2024, a subsidiary of Elong entered into an energy storage equipment sales agreement, which became effective on May 30, 2024, with Nengjian Henan Urban Construction Engineering Co. The contract amount is RMB480,000,000 (USD 67,605,633) including tax. The delivery time for the equipment was initially set for not later than October 31, 2024, contingent upon the timing of the prepayment, which is currently under negotiation with the customer. The customer will pay 30% of the contract price within three months before the shipment of the equipment, 30% of the contract price within seven working days before the shipment of the equipment, and 30% of the contract price within seven working days after the equipment is installed and tested. An amount equal to 10% of the contract price will be reserved for 12 months as a quality guarantee deposit. The sales agreement includes other provisions customary for an agreement of its type. The project delivery was postponed due to the incomplete government approval documents of the customer. According to the latest communication with the customer, the delivery is now expected to be completed in 2025.

On June 12, 2024, a subsidiary of Elong entered into a battery pack sales agreement with Beijing Xinyuanhengyuan Technology Development Co., Ltd. which took effect on the same day. The contract amount is approximately RMB 80.5 million ($11.3 million) including tax. Under the contract, the customer shall pay approximately RMB 0.8 million ($0.1 million) (including a prepayment of RMB 0.3 million or $0.05 million) for a small batch of validation batteries. As of December 31, 2024, the Company has received a prepayment of RMB 0.2 million or USD 0.03 million. In 2024, the company delivered a total of 2 prototype units. After the customer confirmed the prototypes to be qualified, the customer will proceed with the procurement of the remaining batteries, which may be in multiple orders. The sales agreement includes other provisions customary for an agreement of its type.

On April 21, 2025, Elong registered the aggregate of 8,000,000 Class A Ordinary Shares, par value $0.00001 per share under the registration statement on Form S-8 filed with the SEC on April 21, 2025, which are reserved for issuance under the Company’s 2025 Share Incentive Plan. We have not granted any shares as of the date of this prospectus.

Regain Compliance with Nasdaq Listing Rule 5250(c)(1)

On July 9, 2025 the Company received a letter from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that, because the Company had not yet filed its annual report on Form 20-F for the fiscal year ended December 31, 2024, the Company did not comply with Nasdaq Listing Rule 5250(c)(1) for continued listing.

The Company filed the annual report on Form 20-F for the fiscal year ended December 31, 2024 on September, 22 2025.

On September 23, 2025, the Company received a letter from Nasdaq notifying the Company that, based on the September 22, 2025 filing of the Form 20-F, Nasdaq has determined that the Company complies with the Rule. Accordingly, the matter has been closed.

Non-Compliance with Nasdaq Listing Rules 5450(a)(1), 5450(b)(2)(A), and 5450(b)(2)(C)

Initial Bid Price Deficiency Notice

On October 3, 2025 (the “Notification Date”), Elong received notification from Nasdaq notifying the Company that it is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1), because the closing bid price of the Company’s Class A Ordinary Shares was below $1.00 per share for 30 consecutive business days. The notification does not impact the listing of the Company’s Class A Ordinary Shares on the Nasdaq Global Market at this time.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the Notification Date, until April 1, 2026, to regain compliance with the minimum bid price requirement. During this period, the Company’s Class A Ordinary Shares will continue to trade on the Nasdaq Global Market. If at any time before April 1, 2026, the bid price of the Company’s ordinary shares closes at or above $1.00 per share for a minimum of ten consecutive trading days, Nasdaq will provide written notification that the Company has achieved compliance with this minimum bid price requirement.

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In the event the Company does not regain compliance by April 1, 2026, the Company may be eligible for an additional 180 calendar day compliance period to demonstrate compliance with the bid price requirement. To qualify for the additional 180-day period, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Global Market, with the exception of the bid price requirement, and will need to provide written notice to Nasdaq of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Company.

The Company intends to take all reasonable measures to regain compliance under the Nasdaq Listing Rule 5450(a)(1). However, there can be no assurance that the Company will be able to maintain compliance with the Nasdaq Global Market’s continued listing requirements or regain compliance with the minimum bid price requirement as set forth in Nasdaq Listing Rule 5450(a)(1).

Market Value of Listed Securities Deficiency Notice

On the Notification Date, the Company also received a letter from the staff at Nasdaq notifying the Company that, for the 30 consecutive business days prior to the date of the letter, the Company’s Market Value of Listed Securities (“MVLS”) was below the minimum of $50 million required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A). The letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on Nasdaq.

In accordance with Nasdaq listing rule 5810(c)(3)(C), the Company has 180 calendar days, or until April 1, 2026, to regain compliance. The letter notes that to regain compliance, the Company’s MVLS must close at or above $50 million for a minimum of ten consecutive business days during the compliance period. If the Company does not regain compliance by April 1, 2026, Nasdaq staff will provide written notice to the Company that its securities are subject to delisting. At that time, the Company may appeal any such delisting determination to a hearings panel.

The Company intends to actively monitor the Company’s MVLS between now and April 1, 2026, and may, if appropriate, evaluate available options to resolve the deficiency and regain compliance with the MVLS requirement. While the Company is exercising diligent efforts to maintain the listing of its securities on Nasdaq, there can be no assurance that the Company will be able to regain or maintain compliance with Nasdaq listing standards.

Market Value of Publicly Held Shares Deficiency Notice

On the Notification Date, the Company also received a letter from the staff at Nasdaq notifying the Company that, for the 30 consecutive business days prior to the date of the letter, the Company’s Market Value of Publicly Held Shares (“MVPHS”) was below the minimum of $15 million required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C). The letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on Nasdaq.

In accordance with Nasdaq listing rule 5810(c)(3)(D), the Company has 180 calendar days, or until April 1, 2026, to regain compliance. The letter notes that to regain compliance, the Company’s MVPHS must close at or above $15 million for a minimum of ten consecutive business days during the Compliance Period. If the Company does not regain compliance by April 1, 2026, Nasdaq staff will provide written notice to the Company that its securities are subject to delisting. At that time, the Company may appeal any such delisting determination to a hearings panel.

The Company intends to actively monitor the Company’s MVPHS between now and April 1, 2026, and may, if appropriate, evaluate available options to resolve the deficiency and regain compliance with the MVPHS requirement. While the Company is exercising diligent efforts to maintain the listing of its securities on Nasdaq, there can be no assurance that the Company will be able to regain or maintain compliance with Nasdaq listing standards.

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THE OFFERING

Issuer	Elong Power Holding Limited

Units Offered by the Issuer	We are offering [*] Units at an assumed offering price of US$[*] per Unit, which was the last reported sales price of our Class A Ordinary Shares, as reported on the Nasdaq Global Market on [*], 2025. Each Unit consists of one Class A Ordinary Share (or one Pre-Funded Warrant to purchase one Class A Ordinary Share in lieu thereof), par value US$0.00001 per share, and one Common Warrant to purchase one Class A Ordinary Share (assuming that the Underwriter does not exercise any portion of its over-allotment option).

Ordinary Shares outstanding immediately prior to this offering	53,278,662 Class A Ordinary Shares and 5,777,437 Class B Ordinary Shares as of the date of this prospectus.

Ordinary Shares outstanding immediately after this offering	[*] Class A Ordinary Shares and 5,777,437 Class B Ordinary Shares assuming the sales of all the securities being offered in this offering, full exercise of the Pre-Funded Warrants, if any, no exercise of the Common Warrants (assuming that the Underwriter does not exercise any portion of its over-allotment option).

Description of Common Warrants and Pre-Funded Warrants

The Common Warrants will be immediately exercisable on the date of issuance and expire on the three-year (3) anniversary of the date of issuance at an initial exercise price of US$[*] (equal to 100% of the offering price of each Unit sold in this offering) per share, subject to appropriate adjustment in the event of recapitalization events, share dividends, share splits, share combinations, reclassifications, reorganizations or similar events affecting the Ordinary Shares.

A holder of Common Warrants may, following the closing of this offering and in its sole discretion, exercise its Common Warrants in whole or in part by means of a zero exercise price option, in which the holder will receive [*] Ordinary Shares that would be issuable upon a cash exercise of the Common Warrant without payment of additional consideration. Accordingly, we believe it is highly unlikely that a holder of the Common Warrants would pay an exercise price in cash to receive one Class A Ordinary Share when the holder could instead choose the zero cash exercise option and pay no cash to receive [*] Ordinary Shares.

In addition: (i) on the 5th trading day following the closing of this offering, the exercise price for the Common Warrants will be reduced to 70% of the initial exercise price, or $[*] per share assuming an initial exercise price of $[*]; (ii) on the 10th trading day following the closing of this offering, the exercise price for the Common warrants will be reduced to 50% of the initial exercise price, or $[*] per share assuming an initial exercise price of $[*]; and (iii) upon each adjustment to the exercise price for the Common Warrants, the number of issuable warrant shares will be proportionately increased so that the nominal aggregate exercise price of the Common Warrants will remain the same. If all of the Common Warrants offered to investors in this offering are exercised on a zero cash basis following the final reset of the exercise price, an aggregate of [*] Class A Ordinary Shares would be issued upon such zero cash exercise without payment to us of any additional cash.

For more information regarding the Common Warrants, you should carefully read the section titled “Description of Warrants” in this prospectus. See “Risk Factors - Risk Factors Related to the Offering”. This prospectus also relates to the offering of the Class A Ordinary Shares issuable upon exercise of the Common Warrants.

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We are also offering to certain purchasers whose purchase of Units in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Ordinary Shares immediately following the consummation of this offering, the opportunity to purchase, if such purchasers so choose, in lieu of Units including Ordinary Shares, Units including Pre-Funded Warrants in lieu of Ordinary Shares that would otherwise result in any such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Ordinary Shares. The purchase price of each Unit including a Pre-Funded Warrant will be equal to $[*], and the exercise price of each Pre-Funded Warrant will be $0.0001 per share.

Each Pre-Funded Warrant will be exercisable for one Class A Ordinary Share and will be exercisable at any time after its original issuance until exercised in full.

In addition, we have granted the Underwriter an option exercisable within 45 days of the closing of the offering to purchase from us up to [  ] additional Class A Ordinary Shares and/or up to [  ] Warrants to cover over-allotments, if any. If the Underwriter’s over-allotment option for Warrants is exercised in full to purchase [  ] Warrants and all such Warrants are exercised on a zero cash basis, a maximum of [  ] shares could be issued upon such zero cash exercise without payment to the Company of any additional cash. If all of the Warrants offered to investors in this offering, including those subject to the Underwriter’s over-allotment option for Warrants, are exercised on a zero cash basis, a maximum of [*] shares could be issued upon such zero cash exercise without payment to the Company of any additional cash.

Voting Rights

Each Class A Ordinary Share shall entitle the holder to one (1) vote on all matters subject to vote at our general meetings, and each Class B Ordinary Share shall entitle the holder to fifty (50) votes on all matters subject to vote at our general meetings.

Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder.

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$[*] million from this offering, assuming the sales of all of the securities we are offering, full exercise of the Pre-funded Warrants, if any, no exercise of the Common Warrants (assuming that the Underwriter does not exercise any portion of its over-allotment option), after deducting estimated Underwriter’s fees, reimbursement of Underwriter’s expenses, and estimated offering expenses payable by us.

We anticipate using the net proceeds of this offering primarily for the working capital and other general corporate purposes.

See “Use of Proceeds” on page 31 for additional information.

Dividend Policy	We have not previously declared, or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy” on page 32 for additional information.

Lock-up	We and each of our executive officers and directors has agreed have agreed that we will not offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without the Underwriter’s prior written consent, during the 90 days’ period from the closing of the offering , subject to certain exemptions.

Risk Factors	See “Risk Factors” beginning on page 19 and in “Item 3. Key Information — 3.D. Risk Factors” in our 2024 Annual Report for a discussion of risks you should carefully consider before investing in our securities.

Firm Commitment	The offering is being underwritten on a firm commitment basis. The Underwriter is obligated to take and pay for all of the Units if any such Units are taken. We have granted the Underwriter an over-allotment option. This option, which is exercisable for up to forty-five (45) days after the closing of the offering, permits the Underwriter to purchase a maximum of [ ] additional Class A Ordinary Shares or Pre-funded Warrants and/or [ ] additional Warrants to purchase Class A Ordinary Shares. The option may be used to purchase such Class A Ordinary Shares or Pre-funded Warrants and/or Warrants, or any combination thereof, as determined by the Underwriter. If the Underwriter exercises all or part of this option, it will purchase securities covered by the option at the public offering price that appears on the cover page of this prospectus, less underwriting discounts and commissions.

Transfer Agent	Transhare Corporation

Nasdaq Listing Symbol	Our Class A Ordinary Shares are listed on the Nasdaq Global Market under the symbol “ELPW.” There is no established public trading market for the Pre-Funded Warrants or the Common Warrants, and we do not expect a market to develop. We do not intend to apply for listing of the Pre-Funded Warrants or the Common Warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the Pre-Funded Warrants or the Common Warrants will be limited.

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RISK FACTORS

The information required by Item 3 of this Form F-1 is incorporated by reference from the 2024 Annual Report on Form 20-F for the fiscal year ended December 31, 2024, as filed with the Securities and Exchange Commission on September 22, 2025. The Summary of Risk Factors can be found on page 3 of this registration statement on Form F-1.

Risks Related to Ownership of Elong’s Securities and the Offering

The dual class structure of our Class A Ordinary Shares and Class B Ordinary Shares has the effect of concentrating voting control with our CEO and Chairman of the Board and his affiliates.

As of the date of this report, the authorized share capital of the Company is $50,000 divided into 5,000,000,000 shares of a par value of $0.00001 each, comprising 4,000,000,000 class A Ordinary Shares of a par value of $0.00001 each and 1,000,000,000 class B Ordinary Shares of a par value of $0.00001 each, of which 53,278,662 Class A Ordinary Shares and 5,777,437 Class B Ordinary Shares are outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote by the shareholders. Each Class A Ordinary Share has one (1) vote, and each Class B Ordinary Share has fifty (50) votes. The Class B Ordinary Shares would not be convertible into Class A Ordinary Shares or any other equity securities authorized to be issued by the Company. The currently Class B Ordinary Shares outstanding are beneficially owned by Ms. Xiaodan Liu, the Chairwoman of our Board of Directors and the Chief Executive Officer and represents 82.05% of the aggregate voting power of our currently outstanding Ordinary Shares as of the date hereof. Because of the fifty-to-one voting ratio between our Class B and Class A Ordinary Shares, the holder of our Class B Ordinary Shares will continue to control a majority of the combined voting power of our Class A Ordinary Shares and Class B Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval so long as the shares of Class B Ordinary Shares represent at least a majority of the voting power of all outstanding Ordinary Shares. This concentrated control will limit the ability of holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future.

The market price of our Class A Ordinary Shares has recently declined significantly, and our Class A Ordinary Shares could be delisted from Nasdaq or trading could be suspended.

The listing of our Class A Ordinary Shares on the Nasdaq Global Market is contingent on our compliance with the Nasdaq Global Market’s conditions for continued listing. On October 3, 2025, the Company received a notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC notifying the Company that (1) it is not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5450(a)(1), because the closing bid price of the Company’s Class A Ordinary Shares was below $1.00 per share for 30 consecutive business days; (2) for the prior 30 consecutive business days (through October 3, 2025), the closing market value of listed securities (“MVLS”) of the Company’s Class A Ordinary Shares, had been below the minimum of $50 million required for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(b)(2)(A); and (3) for the prior 30 consecutive business days (through October 3, 2025), the Company’s Market Value of Publicly Held Shares (“MVPHS”) was below the minimum of $15 million required for the continued listing on the Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(C). The notice stated that the Company would be afforded 180 calendar days (until April 1, 2026) to regain compliance. In order to regain compliance, (1) the closing bid price of the Class A Ordinary Shares must be at least $1.00 for a minimum of ten consecutive business days, although the Staff may in its discretion require a longer period of no more than 20 business days; (2) the closing MVLS of the Company’s securities must be at least $50 million for a minimum of ten consecutive business days; and (3) the closing MVPHS of the Company’s securities must be at or above $15million for a minimum of ten consecutive business days. The notice have no effect at this time on the listing of the Company’s Class A Ordinary Shares, which will continue to trade uninterrupted under the symbol “ELPW”.

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Our Class A Ordinary Shares will continue to be listed and traded on the Nasdaq Global Market, subject to our compliance with the other listing requirements of the Nasdaq Global Market. We cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our Class A Ordinary Shares could result in a breach of the requirements for listing on the Nasdaq Global Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our Class A Ordinary Shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted Class A Ordinary Shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such Class A Ordinary Shares. A suspension or delisting would likely decrease the attractiveness of our Class A Ordinary Shares to investors and cause the trading volume of our Class A Ordinary Shares to decline, which could result in a further decline in the market price of our Class A Ordinary Shares.

GRACEDAN CO., LIMITED owns a majority of Elong’s voting power and thus may control certain actions requiring a shareholder vote.

Because each Elong Class B Ordinary Share will entitle the holder thereof to 50 votes on all matters subject to vote at general meetings of Elong, GRACEDAN CO., LIMITED owns approximately 82.5% of the voting power of Elong’s total issued and outstanding share capital. Accordingly, for the foreseeable future, GRACEDAN CO., LIMITED will control Elong and its corporate affairs. So long as GRACEDAN CO., LIMITED continues to control more than 50% of the voting power of Elong, it will be able to direct the election of all the members of the Elong Board. In addition, as long as GRACEDAN CO., LIMITED continues to control more than 50% of the voting power of Elong, it will have the ability to take certain shareholder action without the approval of any other shareholder. Similarly, GRACEDAN CO., LIMITED will have the ability to prevent the approval of any action submitted to the shareholders of Elong. If GRACEDAN CO., LIMITED does not provide any requisite approval or consent allowing Elong to take any such action when requested, Elong will not be able to engage in the related activities and, as a result, Elong’s business and its operating results may be harmed.

Due to the control by GRACEDAN CO., LIMITED over the voting power of Elong, Elong will be considered a “controlled company” under the Nasdaq rules. This will allow Elong to avoid complying with certain of the Nasdaq corporate governance rules, including the rules that require Elong to have a board comprised of at least 50% independent directors, to have board nominations either selected, or recommended for the board’s selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors and to have officer compensation determined, or recommended to the board for determination, either by a compensation committee comprised solely of independent directors or by a majority of the independent directors.

Elong’s stock price may be volatile in the future, which could lead to losses by investors and costly securities litigation.

The trading price of Elong Class A Ordinary Shares may be subject to wide fluctuations in response to quarter-to-quarter variations in results of operations, announcements of technological innovations or new products introduced by Elong or its competitors, general conditions in the battery technology industries, changes in earnings estimates by analysts or other events or factors. In addition, the public stock markets recently have experienced high price and trading volatility. This volatility has significantly affected the market prices of securities of many of Elong’s publicly traded competitors for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of Elong Class A Ordinary Shares.

You may not be able to resell your Elong Class A Ordinary Shares at an attractive price due to a number of factors such as those listed in “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Elong’s Business” in our 2024 Annual Report and the following:

●	results of operations that vary from the expectations of securities analysts and investors;

●	results of operations that vary from those of Elong’s competitors;

●	guidance, if any, that Elong provides to the public, any changes in this guidance or our failure to meet this guidance;

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●	changes in expectations as to Elong’s future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

●	declines in the market prices of stocks generally;

●	strategic actions by Elong or its competitors;

●	announcements by Elong or its competitors of significant contracts, acquisitions, joint ventures, other strategic relationships or capital commitments;

●	any significant change in Elong’s management;

●	changes in general economic or market conditions or trends in Elong’s industry or markets;

●	changes in business or regulatory conditions, including new laws or regulations or new interpretations of existing laws or regulations applicable to Elong’s business;

●	future sales of Elong Class A Ordinary Shares or other securities;

●	investor perceptions or the investment opportunity associated with Elong Class A Ordinary Shares relative to other investment alternatives;

●	the public’s response to press releases or other public announcements by Elong or third parties, including Elong’s filings with the SEC;

●	litigation involving Elong, its industry, or both, or investigations by regulators into Elong’s operations or those of its competitors;

●	the development and sustainability of an active trading market for Elong Class A Ordinary Shares;

●	actions by institutional or activist shareholders;

●	the impact of the COVID-19 pandemic and its effect on Elong’s business and financial conditions;

●	changes in accounting standards, policies, guidelines, interpretations or principles; and

●	other events or factors, including those resulting from natural disasters, war, or the threat of war, in particular, the current conflict in Ukraine, acts of terrorism or responses to these events.

Broad market and industry fluctuations may adversely affect the market price of Elong Class A Ordinary Shares, regardless of actual operating performance, financial results or prospects. In addition, price volatility may be greater if the public float and trading volume of Elong Class A Ordinary Shares is low. Some companies that have had volatile market prices for their securities have been the target of a hostile takeover or subject to involvement by activist shareholders. If Elong were to become the target of such a situation, it could result in substantial costs and divert resources and the attention of executive management from the business.

Elong may not be able to sustain or increase the value of an investment in Elong’s securities. Investors in Elong’s securities may experience a decrease, which could be substantial, in the value of their securities, including decreases unrelated to Elong’s operating performance, financial results or prospects. Your only opportunity to achieve a return on your investment in Elong’s securities may be if the market price of such securities appreciates and you sell your securities at a profit. The market price for Elong’s securities may never exceed, and may fall below, the price that you paid for such securities. You could lose all or part of your investment in Elong as a result.

In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If Elong becomes involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from the business regardless of the outcome of such litigation.

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It is not expected that Elong will pay dividends in the foreseeable future.

It is expected that Elong will retain most, if not all, of its available funds and any future earnings to fund the development and growth of its business. As a result, it is not expected that Elong will pay any cash dividends in the foreseeable future.

The Elong Board will have complete discretion as to whether to distribute dividends. Even if the Elong Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received by Elong’s subsidiaries, Elong’s financial condition, contractual restrictions and other factors deemed relevant by the Elong Board. There is no guarantee that the Elong Class A Ordinary Shares will appreciate in value or that the trading price of the Elong Class A Ordinary Shares will not decline.

An active trading market for Elong Class A Ordinary Shares may not be sustained.

Elong Class A Ordinary Shares are expected to be listed on Nasdaq and to trade on that market and others. Elong cannot assure you that an active trading market for its common stock will be sustained. Accordingly, Elong cannot assure you of the liquidity of any trading market, your ability to sell your shares of its common stock when desired or the prices that you may obtain for your shares.

There can be no assurance that Elong will be able to comply with the continued listing standards of Nasdaq.

While trading on Nasdaq has begun, there can be no assurance that Elong’s securities will continue to be listed on Nasdaq or that a viable and active trading market will develop. If Nasdaq delists Elong Class A Ordinary Shares from trading on its exchange due to failure to continue to meet the listing standards, Elong and its shareholders could face significant material adverse consequences including:

●	a lack of liquidity available to holders of Elong Class A Ordinary Shares;

●	an active trading market of Elong Class A Ordinary Shares may not be developed;

●	a limited availability of market quotations for Elong’s securities;

●	a limited amount of analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

If securities or industry analysts either do not publish research about Elong or publish inaccurate or unfavorable research about us, Elong’s business, or its market, or if they change their recommendations regarding Elong Class A Ordinary Shares adversely, the trading price or trading volume of the Elong Class A Ordinary Shares could decline.

The trading market for Elong Class A Ordinary Shares is influenced in part by the research and reports that securities or industry analysts may publish about us, its business, Elong’s market, or its competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade Elong Class A Ordinary Shares, provide a more favorable recommendation about Elong’s competitors, or publish inaccurate or unfavorable research about its business, the share price of the Elong Class A Ordinary Shares would likely decline. In addition, securities research analysts may establish and publish their own periodic projections for Elong’s business. These projections may vary widely and may not accurately predict the results Elong actually achieves. Its stock price may decline if its actual results do not match the projections of these securities research analysts. Furthermore, if no analysts commence coverage of it, the trading price and volume for Elong Class A Ordinary Shares could be adversely affected. If any analyst who may cover Elong were to cease coverage of Elong or fail to regularly publish reports on Elong, Elong could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of its common stock to decline.

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As a public company, Elong is subject to U.S. federal securities laws and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes-Oxley Act.

As a public company subject to U.S. federal securities laws, Elong will incur significant legal, accounting, insurance, compliance, and other expenses. Compliance with reporting, internal control over financial reporting and corporate governance obligations may require members of its management and its finance and accounting staff to divert time and resources from other responsibilities to ensure these new regulatory requirements are fulfilled.

If it fails to adequately implement the required governance and control framework, Elong may fail to comply with the applicable rules or requirements associated with being a public company subject to U.S. federal securities laws. Such failure could result in the loss of investor confidence, could harm Elong’s reputation, and cause the market price of Elong Class A Ordinary Shares to decline.

Due to inadequate governance and internal control policies, misstatements or omissions due to error or fraud may occur and may not be detected, which could result in failures to make required filings in a timely manner or result in making filings containing incorrect or misleading information. Any of these outcomes could result in SEC enforcement actions, monetary fines or other penalties, as well as damage to Elong’s reputation, business, financial condition, operating results and stock price.

Elong is an emerging growth company within the meaning of the Securities Act, and if Elong takes advantage of certain exemptions from disclosure requirements available to “emerging growth companies”, this could make Elong’s securities less attractive to investors and may make it more difficult to compare Elong’s performance with other public companies.

Elong is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. For as long as Elong continues to be an emerging growth company, Elong may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Elong could be an emerging growth company for up to five years, although Elong could lose that status sooner if its revenues exceed $1.235 billion, if Elong issues more than $1 billion in non-convertible debt in a three-year period, or if it becomes a large accelerated filer, as defined under the Exchange Act. We cannot predict if investors will find Elong securities less attractive because Elong relies on these exemptions. If some investors find Elong securities less attractive as a result, there may be a less active trading market for Elong securities, and the price of Elong securities may be more volatile.

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Elong will be a foreign private issuer and, as a result, Elong will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

Because Elong will qualify as a foreign private issuer under the Exchange Act, Elong will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

As a foreign private issuer, and as permitted by the listing requirements of the Nasdaq, Elong will be permitted to follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

As a foreign private issuer, Elong will be permitted to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Listing Rules for domestic issuers, provided that Elong discloses the requirements it is not following and describe the home country practices it is following. For example, Nasdaq requires listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, Elong will be permitted to follow home country practice in lieu of that requirement. Following completion of the Business Combination, we expect to follow the Nasdaq corporate governance rules. However, Elong may elect in the future to follow certain home country corporate governance practices in lieu of the requirements for U.S. companies listed on Nasdaq, as permitted by the rules of Nasdaq, in which case the protection that is afforded to our shareholders would be different from that accorded to investors of U.S. domestic issuers.

Elong may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, Elong will be a foreign private issuer, and therefore, Elong will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination was made with respect to Elong on June 30, 2025. In the future, Elong would lose its foreign private issuer status if (1) more than 50% of Elong’s outstanding voting securities are owned by U.S. residents and (2) a majority of Elong’s directors or executive officers are U.S. citizens or residents, or Elong fails to meet additional requirements necessary to avoid loss of foreign private issuer status. If Elong loses its foreign private issuer status, Elong will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. Elong will also have to mandatorily comply with U.S. federal proxy requirements, and Elong’s officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, Elong will lose its ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules. As a U.S. listed public company that is not a foreign private issuer, Elong will incur significant additional legal, accounting and other expenses that Elong will not incur as a foreign private issuer.

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Because Elong is incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Elong is an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the memorandum and articles of association, as amended and/or restated from time to time, the Cayman Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against their directors, actions by their minority shareholders and the fiduciary duties of their directors to them under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of Elong’s shareholders and the fiduciary duties of their directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under Elong’s M&A to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

The Cayman Islands has a different body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

There is uncertainty as to whether the courts of the Cayman Islands would (i) to recognize or enforce against Elong judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) entertain original actions brought in each respective jurisdiction against Elong predicated upon the civil liability provisions of the federal securities laws of the United States or any state. There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign money judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; (e) was not obtained by fraud; and (f) is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Elong’s M&A generally provides that the United States District Court for the Southern District of New York will be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States.

Elong’s M&A provides that, unless Elong consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than Elong.

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Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which our shareholders may bring claims arising under the Securities Act and the Exchange Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with under the federal securities laws, which may discourage lawsuits with respect to such claims. By requiring a shareholder to bring such a claim in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York), the exclusive forum provision also may increase the costs to a shareholder of bringing such a claim.

There is no public market for the Common Warrants or the Pre-Funded Warrants.

There is no established public trading market for the Common Warrants or the Pre-Funded Warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the Common Warrants or the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system, including the Nasdaq Stock Market LLC. Without an active market, the liquidity of the Common Warrants and the Pre-Funded Warrants will be limited.

The Common Warrants and the Pre-Funded Warrants in this offering are speculative in nature.

The Common Warrants and the Pre-Funded Warrants in this offering do not confer any rights of Class A Ordinary Shares ownership on their holders, but rather merely represent the right to acquire Class A Ordinary Shares at a fixed price. In addition, following this offering, the market value of the Common Warrants and the Pre-Funded Warrants, if any, is uncertain and there can be no assurance that the market value of the Common Warrants and the Pre-Funded Warrants will equal or exceed their imputed offering price. The Common Warrants and the Pre-Funded Warrants will not be listed or quoted for trading on any market or exchange.

Holders of the Common Warrants and the Pre-Funded Warrants will not have rights of holders of our Class A Ordinary Shares until such warrants are exercised.

Until holders of the Common Warrants and the Pre-Funded Warrants acquire Class A Ordinary Shares upon exercise of such warrants, holders of the Common Warrants and the Pre-Funded Warrants will have no rights with respect to the Class A Ordinary Shares underlying such warrants.

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The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

We, our directors and executive officers have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer or otherwise dispose of any Class A Ordinary Shares for a period ending 90 days from the closing of this offering. See “Underwriting”. Class A Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act. If our shareholders sell substantial amounts of our Class A Ordinary Shares in the public market, the market price of our Class A Ordinary Shares could fall. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their Class A Ordinary Shares and investors to short our Class A Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

In addition, sales of substantial amounts of our Class A Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Class A Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements, if any. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A Ordinary Shares. See “Underwriting” for a more detailed description of the restrictions on selling our securities after this offering.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from this offering. Our management will have broad discretion in the application of such net proceeds, including working capital and other general corporate purposes, and we may spend or invest these proceeds in a way with which our shareholders disagree. The failure by our management to apply these funds effectively could harm our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

The price of the Class A Ordinary Shares and other terms of this offering have been determined by us along with our Underwriter.

If you purchase our Class A Ordinary Shares or the Pre-funded Warrants in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that was determined by us along with our Underwriter. The offering price for our Class A Ordinary Shares may bear no relationship to our assets, book value, historical results of operations or any other established criterion of value. The trading price, if any, of the Class A Ordinary Shares that may prevail in any market that may develop in the future, for which there can be no assurance, may be higher or lower than the price you paid for our Class A Ordinary Shares.

In addition, we will issue Common Warrants to purchase up to [*] Class A Ordinary Shares (accounting for approximately [*]% of our currently issued and outstanding Class A Ordinary Shares). Such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. Additionally, we cannot assure you that the holders of such warrants will be able to sell the Class A Ordinary Shares at a price per share that is equal to or greater than the exercise price paid by such holders.

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If you purchase our securities in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing our securities in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share. As a result, investors purchasing Class A Ordinary Shares in this offering will incur immediate dilution of $[*] per share. For more information on the dilution, you may experience as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”

Due to the dilutive nature of the Common Warrants, we face a risk that Nasdaq may seek to delist our Class A Ordinary Shares due to public interest concerns.

Due to the zero exercise price feature of the Common Warrants, combined with their additional features, including: (i) the warrant holders’ right to receive [*] shares nominally issuable under the Common Warrants; (ii) the price reset feature of the Common Warrants, which resets the exercise price to 70% of the initial exercise price after 5 trading days following the closing of the offering and to 50% of the initial exercise price after 10 trading days following closing of the offering; and (iii) the adjustment feature which, upon each exercise price reset, increases the number of shares available under the Common Warrants to a figure which maintains the original total nominal exercise price of the Common Warrants, up to [*] Class A Ordinary Shares are potentially issuable under the Common Warrants, assuming that a total of [*] Common Warrants are issued with an initial stated exercise price of $[*] per share. Combined with [*] Class A Ordinary Shares issued as part of the Units, this represents a total of up to [*] total Class A Ordinary Shares issuable to investors in this offering for total gross consideration to the Company of $[*].

Nasdaq has expressed public interest concerns regarding dilutive offerings like this one and, in some cases, has sought to delist companies that engage in highly dilutive offerings featuring zero exercise price warrants like the Common Warrants included in the Units. In the event that the Nasdaq staff views this offering as excessively dilutive in a manner that is contrary to the public interest, we face a risk that our Class A Ordinary Shares could be delisted from the Nasdaq Stock Exchange.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Harney Westwood & Riegels, our counsel as to Cayman law, have advised us that there is uncertainty as to whether the courts of Cayman would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by our Harney Westwood & Riegels, as Cayman legal counsel that the courts of Cayman are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in Cayman, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, in so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in Cayman of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the Foreign Court, of a debt or definite sum of money against Elong (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against Elong, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within six years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

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There is recent Privy Council authority (which is binding on the Cayman Court) in the context of a reorganization plan approved by the New York Bankruptcy Court which suggests that due to the universal nature of bankruptcy/insolvency proceedings, foreign money judgments obtained in foreign bankruptcy/insolvency proceedings may be enforced without applying the principles outlined above. However, a more recent English Supreme Court authority (which is highly persuasive but not binding on the Cayman Court), has expressly rejected that approach in the context of a default judgment obtained in an adversary proceeding brought in the New York Bankruptcy Court by the receivers of the bankruptcy debtor against a third party, and which would not have been enforceable upon the application of the traditional common law principles summarized above and held that foreign money judgments obtained in bankruptcy/insolvency proceedings should be enforced by applying the principles set out above, and not by the simple exercise of the courts’ discretion. We understand that there isn’t any Cayman Court judgment or statute that conclusively resolves these conflicting approaches and it remains the case that the law regarding the enforcement of bankruptcy/insolvency related judgments is still in a state of uncertainty.

We have appointed [*] as our agent to receive service of process with respect to any action brought against us in the United States District Court for districts in the State of New York under the federal securities laws of the United States or of any State of the United States or any action brought against us in the Supreme Court of the State of New York under the securities laws of the State of New York.

There is uncertainty as to whether the courts of China would (1) recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or (2) be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

The recognition and enforcement of foreign judgments are provided for under the Chinese Civil Procedure Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of the Chinese Civil Procedure Law based either on treaties between China and the country where the judgment is made or in reciprocity between jurisdictions. China does not have any treaties or other agreements with the Cayman Islands or the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is uncertain whether a Chinese court would enforce a judgment rendered by a court in either of these two jurisdictions.

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, may not be enforceable in the Cayman Islands. A final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the Cayman Islands.

For a detailed description of risks related to enforceability of civil liabilities, please refer to ““Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — It may be difficult for shareholders to enforce foreign judgments or to bring actions in China against Elong or Elong’s management named in this prospectus based on foreign laws” in our 2024 Annual Report.

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USE OF PROCEEDS

Based upon an assumed offering price of US$[*] per Unit (the last reported sale price of our Class A Ordinary Shares, as reported on the Nasdaq Global Market on [*], 2025), we estimate that we will receive net proceeds from this offering of approximately US$[*] million, assuming the sales of all of the securities we are offering, full exercise of the Pre-Funded Warrants, no exercise of the Common Warrants and no exercise of any portion of the over-allotments, after deducting the Underwriter’s fees, reimbursement of the Underwriter’s expenses, and the estimated offering expenses payable by us. We plan to use the net proceeds from this offering for the working capital and other general corporate purposes

This expected use of the net proceeds from this offering represents our intentions based upon our current plans and prevailing business conditions, which could change in the future as our plans and prevailing business conditions evolve. Predicting the cost necessary to develop product candidates can be difficult and the amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering. See “Risk Factors — Risks Related to Ownership of Elong’s Securities and the Offering — We have broad discretion in the use of the net proceeds from this offering and may not use them effectively” on page 27 of this prospectus.

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DIVIDEND POLICY

We have not previously declared, or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC Entities for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC Entities to pay dividends to us. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Doing Business in China — “We may rely on dividends and other distributions on equity paid by PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” in our 2024 Annual Report.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits and/or share premium, and provided always that in no circumstances may a dividend be paid out of share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Please see the section entitled “Taxation” beginning on page 46 of this prospectus for information on the potential tax consequences of any cash dividends declared.

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CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2025:

●	on an actual basis;

●	on a pro forma as adjusted basis to reflect the issuance and sale of [*] Units, at an assumed offering price of US$[*] per Unit, which is the last reported sale price of our Class A Ordinary Shares on Nasdaq on [*], 2025, after deducting the Underwriter’s fees and estimated offering expenses payable by us, and assuming the sales of all of the securities we are offering, full exercise of the Pre-Funded Warrants, and no exercise of the Common Warrants.

You should read this capitalization table in conjunction with “Use of Proceeds” appearing elsewhere in this prospectus and the “Operating and Financial Review and Prospectus” and the audited consolidated financial statements and the related notes for the fiscal years ended December 31, 2024, 2023 and 2022 incorporated by reference in this prospectus from our 2024 Annual Report and the unaudited consolidated financial statements and the related notes for the six months ended June 30, 2025 in the report on Form 6-K filed with the SEC on November 10, 2025 incorporated by reference in this prospectus.

	As of June 30, 2025	Pro Forma
	Actual (Unaudited)	as Further Adjusted(1)
Shareholder’s Equity:
Class A Ordinary Shares (US$0.0001 par value, 4,000,000,000 shares authorized, 61,278,662 and 53,278,662 share issued and outstanding as of June 30, 2025 and December 31 2024, respectively; [*] shares issued and outstanding pro forma as adjusted)	613	[*]
Class B Ordinary Shares (US$0.0001 par value, 1,000,000,000 shares authorized, 5,777,437 shares issued and outstanding as of June 30, 2025 and December 31 2024, respectively; 5,777,437 shares issued and outstanding pro forma as adjusted)	58	[*]
Additional paid-in capital	51,070,104	[*]
Statutory reserves	708,470	[*]
Accumulated deficit	(71,559,172)	[*]
Accumulated other comprehensive loss	382,963	[*]
Total shareholders’ equity (deficit)	(19,396,964)	[*]
Total capitalization	$ [*]	[*]

(1)	Reflects the sale of [*] Units in this offering, at the offering price of $[*] per Unit, assuming no exercise of any portion of the over-allotment option, and after deducting the estimated Underwriter’s fee of $[*], the reimbursement of the Underwriter’s expenses of up to $125,000 and estimated offering expenses of $[*] payable by us. Additional paid-in capital reflects the net proceeds we received from this offering, after deducting the Underwriter’s fees, and estimated offering expenses payable by us.

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DILUTION

If you invest in the securities in this offering, your ownership interest will be immediately diluted to the extent of the difference between the offering price per Unit and the net tangible book value per ordinary share after this offering. Dilution results because the offering price per Unit is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares.

Net tangible book value represents the amount of our total consolidated tangible assets, which represent the amount of our total consolidated assets, excluding intangible assets, less total consolidated liabilities. Our historical net tangible book value as of June 30, 2025 was US$[*], or US$[*] per Class A Ordinary Share. Our historical net tangible book value is the amount of our total tangible assets less our liabilities. Historical net tangible book value per ordinary share is our historical net tangible book value divided by the number of outstanding ordinary share as of June 30, 2025.

Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the additional proceeds we will receive from this offering, from the assumed offering price of US$[*] per Unit which is the last reported sale price of our Class A Ordinary Share on Nasdaq on [*], 2025, and after deducting the Underwriter’s fees and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2025 other than to give effect to the sale of the Units offered in this offering, at an assumed offering price of US$[*], which is the last reported sale price of our Class A Ordinary Share on Nasdaq on [*], 2025, after deducting the Underwriter’s fees and estimated offering expenses payable by us and assuming the sales of all of the securities we are offering, full exercise of the Pre-Funded Warrants, and no exercise of the Common Warrants, our pro forma as adjusted net tangible book value as of June 30, 2025 would have been US$[*], or US$[*] per Class A Ordinary Share. This represents an immediate increase in net tangible book value of US$[*] per Class A Ordinary Share to the existing shareholders and an immediate dilution in net tangible book value of US$[*] per Class A Ordinary Share to investors purchasing securities in this offering. The following table illustrates such dilution: The following table illustrates this dilution:

Assumed offering price per Unit	US$	[*],
Net tangible book value per share as of June 30, 2025	US$	[*],
Increase in net tangible book value per ordinary share attributable to payments by new investors	US$	[*],
Pro forma as adjusted net tangible book value per share after this offering	US$	[*],
Dilution per share to new investors in this offering	US$	[*],

The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual offering price and other terms of this offering determined at pricing. The tables and discussion above are based on a total of 53,278,662 Class A Ordinary Shares and 5,777,437 Class B Ordinary Shares issued and outstanding as of the date of this prospectus.

The discussion and tables above assume full exercise of the Pre-Funded Warrants, and no exercise of the Common Warrants. To the extent that we issue additional Class A Ordinary Share in the future, there will be further dilution to new investors participating in this offering.

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DESCRIPTION OF SHARES AND CERTAIN CAYMAN ISLANDS CONSIDERATIONS

Memorandum and articles of association

The following description of the material terms of the share capital of Elong includes a summary of specified provisions of the second amended and restated memorandum and articles of association of Elong (referred to as “Elong’s M&A”). In this section, the terms “Elong,” “we,” “our” or “us” refer to Elong Power Holding Limited, and all capitalized terms used in this section are as defined in Elong’s M&A, unless elsewhere defined herein.

Elong is a Cayman Islands exempted company and its affairs will be governed by Elong’s M&A upon the closing of the Business Combination, the Companies Act (Revised) of the Cayman Islands (referred to as the “Cayman Companies Act”), and the common law of the Cayman Islands.

The authorized share capital of Elong is $50,000, divided into 5,000,000,000 shares of a par value of $0.00001 each, comprising 4,000,000,000 class A Ordinary Shares of a par value of $0.00001 each (referred to as the “Class A Ordinary Shares”) and 1,000,000,000 class B Ordinary Shares of a par value of $0.00001 each (referred to as the “Class B Ordinary Shares”). Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to as “Ordinary Shares”).

As of the date of this prospectus, Elong has 52,278,662 Class A Ordinary Shares and 5,777,437 Class B Ordinary Shares issued and outstanding. All of the Class A Ordinary Shares issued and outstanding have been, and all of the Class A Ordinary Shares to be issued pursuant to the Business Combination were, issued as fully paid.

The following includes a summary of the material provisions of Elong’s M&A and of the Cayman Companies Act in so far as they relate to the material terms of the Class A Ordinary Shares. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of Elong’s M&A , a copy of which is filed as an exhibit to this prospectus.

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates representing the Ordinary Shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares.

Dividends

Subject to any rights and restrictions for the time being attached to any shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of our funds lawfully available therefor. Subject to any rights and restrictions for the time being attached to any shares, we by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the directors.

Voting Rights

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B Ordinary Share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at our general meetings. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

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An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, or, in the case of corporations, by their duly authorized representatives, at a general meeting of Elong, or be approved in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders; while a special resolution requires the affirmative vote of not less than two-thirds of votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, or, in the case of corporations, by their duly authorized representatives, at a general meeting of Elong of which notice specifying the intention to propose the resolution as a special resolution has been duly given, or approval in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders. A special resolution will be required for important matters such as a change of name or making amendments to the memorandum and articles of association of Elong.

Directors’ Power to Issue Shares

Subject to the Elong’s M&A and where applicable the rules of Nasdaq, all shares for the time being unissued shall be under the control of the directors who may, in their absolute discretion and without the approval of the shareholders, cause us to (1) issue, allot and dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; (2) grant rights over shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper; and (3) grant options with respect to shares and issue warrants or similar instruments with respect thereto.

Transfer of Shares

Subject to the restrictions contained in Elong’s M&A, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in writing in the usual or common form or any other form approved by our board of directors.

The Elong Board may decline to register any transfer of any shares unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer of any shares, they shall, within three calendar months after the date on which the instrument of transfer was lodged with us, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of Nasdaq, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 calendar days in any calendar year.

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Winding Up

If we shall be wound up the liquidator may, with the sanction of a special resolution of Elong and any other sanction required by the Cayman Companies Act, divide amongst the shareholders in species or in kind the whole or any part of the assets of Elong (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to below paragraph, determine how the division shall be carried out as between the shareholders or different classes of shareholders.

If we shall be wound up, and the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to Elong for unpaid calls or otherwise.

Calls on Shares and Forfeiture of Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on Class A Ordinary Shares. The Class A Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares

Subject to the provisions of the Cayman Companies Act and Elong’s M&A, we may issue shares that are to be redeemed or are liable to be redeemed at the option of the shareholder or us. The redemption of shares shall be effected in such manner and upon such terms as may be determined, before the issue of such shares, by either our board of directors or by the shareholders by ordinary resolution. We may also make a payment in respect of the redemption or purchase of our own shares in any manner permitted by the Cayman Companies Act, including out of capital.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by us. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

In addition, without (A) the consent in writing of the holders of more than one-half of the issued Class A Ordinary Shares and the holders of more than one-half of the issued Class B Ordinary Shares, or (B) the sanction of an ordinary resolution passed at a separate meeting of the holders of the Class A Ordinary Shares and of an ordinary resolution passed at a separate meeting of the holders of the Class B Ordinary Shares, each voting separately, no dividend or other distribution payable in Elong shares or rights to acquire Elong shares, and no division or combination of Elong shares, shall be effected that changes the relative voting power of the holders of the Class A Ordinary Shares, as a whole, compared to the holders of the Class B Ordinary Shares, as a whole.

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General Meetings of Shareholders

The chairman or the directors (acting by a resolution of the board of directors) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of Elong. At least seven (7) calendar days’ notice shall be given for any general meeting. One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting, present at the meeting, shall be a quorum for all purposes.

Inspection of Books and Records

Holders of Class A Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

Changes in Capital

We may from time to time by ordinary resolution:

●	increase our share capital by new shares of such amount as we think expedient;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	subdivide our shares, or any of them, into shares of an amount smaller than that fixed by the memorandum of association of Elong, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

●	cancel any shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so canceled.

We may by special resolution reduce our share capital or any capital redemption reserve in any manner authorized by the Cayman Companies Act.

Anti-Takeover Provisions

Some provisions of Elong’s M&A may discourage, delay or prevent a change of control of us or management that shareholders may consider favorable, including provisions that:

●	establish a dual class structure comprised of Class A Ordinary Shares and Class B Ordinary Shares and entitle the holder of each Class B Ordinary Share to fifty (50) votes on all matters subject to vote at our general meetings;

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without the approval of our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under Elong’s M&A for a proper purpose and for what they believe in good faith to be in the best interests of us.

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Shareholder Meetings; Quorum

All general meetings other than annual general meetings shall be called extraordinary general meetings.

We may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the directors. At these meetings the report of the directors (if any) shall be presented.

At least seven calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by us, provided that a general meeting of ours shall, whether or not the notice specified in our M&A has been given and whether or not the provisions of our M&A regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

●	in the case of an annual general meeting, by all the shareholders (or their proxies) entitled to attend and vote thereat; and

●	in the case of an extraordinary general meeting, by holders of two-thirds of the shareholders having a right to attend and vote at the meeting, present at the meeting or, in the case of a corporation or other non-natural person, represented by its duly authorized representative or proxy.

One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting, present at the meeting, shall be a quorum for all purposes.

Shareholder Written Resolutions Without Meeting

A resolution in writing signed by all the shareholders for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting duly convened and held.

Appointment of Directors

We may by ordinary resolution appoint any person to be a director. Our Board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on our Board.

Removal of Directors

A director may be removed from office by ordinary resolution (except (A) when Ms. Xiaodan Liu beneficially owns less than one-half of our total voting rights, a director may only be removed from office by special resolution and (B) with regard to the removal of a director who is the chairman, who may be removed from office by special resolution), notwithstanding anything in our M&A or in any agreement between us and such director (but without prejudice to any claim for damages under such agreement).

Borrowing Powers of Directors

The directors may from time to time at their discretion exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Remuneration of Directors

The remuneration of the directors may be determined by the directors and may not be determined by the shareholders.

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Interested Transactions

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with us shall declare the nature of his interest at a meeting of the directors. Subject to the Nasdaq rules and disqualification by the chairman of the relevant Board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that the director may be interested therein and if the director does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Classified or Staggered Boards

Our M&A does not provide for a classified board of directors.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands.

The directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations our accounts and books or any of them shall be open to the inspection of shareholders not being directors, and no shareholder (not being a director) shall have any right to inspect any account or book or document of ours except as conferred by law or authorized by the directors or by ordinary resolution.

Exclusive Forum

Elong’s M&A provides that, unless Elong consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than Elong.

Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. To the extent the exclusive forum provision restricts the courts in which Elong’s shareholders may bring claims arising under the Securities Act and the Exchange Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with under the federal securities laws, which may discourage lawsuits with respect to such claims. By requiring a shareholder to bring such a claim in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York), the exclusive forum provision also may increase the costs to a shareholder of bringing such a claim.

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Mergers and Similar Arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90.0%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Cayman Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Cayman Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Cayman Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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Special Considerations for Exempted Companies

Elong is an exempted company incorporated with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by Elong’s M&A on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in Elong’s M&A governing the ownership threshold above which shareholder ownership must be disclosed.

Transfer Agent and Registrar

The transfer agent and registrar for the Class A Ordinary Shares and Class B Ordinary Shares is Transhare Corporation at 17755 US Highway 19 N, Suite #140, Clearwater, Florida 33764.

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DESCRIPTION OF WARRANTS

Common Warrants

The following summary of certain terms and provisions of the Common Warrants offered hereby is not complete and is subject to and qualified in its entirety by the provisions of the form of Common Warrant, which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of Common Warrant.

Exercisability. The Common Warrants are immediately exercisable at any time after their original issuance until the third year anniversary after their original issuance. Each of the Common Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of our Class A Ordinary Shares underlying the Common Warrants under the Securities Act is effective and available for the issuance of such shares, or an exemption from registration under the Securities Act is available for the issuance of such shares, by payment in full in immediately available funds for the number of Class A Ordinary Shares purchased upon such exercise. If a registration statement registering the issuance of the Class A Ordinary Shares underlying the Common Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Common Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Class A Ordinary Shares determined according to the formula set forth in the Common Warrant. No fractional Class A Ordinary Shares will be issued in connection with the exercise of a Common Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the nearest whole number.

In addition, beginning on the closing of this offering, a holder of Common Warrants may also provide notice and elect a zero cash pursuant to which they would receive an aggregate number of Class A Ordinary Shares equal to [*] Class A Ordinary Shares that would be issuable upon a cash exercise of the Common Warrant, without payment of additional consideration.

Exercise Limitation. A holder will not have the right to exercise any portion of the Common Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election by a holder prior to the issuance of any Common Warrant, 9.99%) of the number of our Class A Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Common Warrant. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99%, upon at least 61 days’ prior notice from the holder to us with respect to any increase in such percentage.

Exercise Price. The exercise price per whole Class A Ordinary Share purchasable upon exercise of the Common Warrants is equal to the offering price per Unit.

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A holder of Common Warrants may, at any time on or after the closing of this offering and in its sole discretion, exercise its Common Warrants in whole or in part by means of a zero exercise price option, in which the holder will receive [*] Class A Ordinary Shares that would be issuable upon a cash exercise of the Common Warrant without payment of additional consideration. The exercise price and number of Class A Ordinary Shares issuable upon exercise will adjust in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Class A Ordinary Shares. In addition: (i) on the 5th trading day following the closing of this Offering, the exercise price for the Common Warrants will be reduced to [*]% of the initial exercise price, or $[*] per share assuming an initial exercise price of $[*]; (ii) on the 10th trading day following the closing of this Offering, the exercise price for the Common warrants will be reduced to 50% of the initial exercise price, or $[*] per share assuming an initial exercise price of $[*]; and (iii) upon each adjustment to the exercise price for the Common Warrants, the number of issuable warrant shares will be proportionately increased so that the nominal aggregate exercise price of the Common Warrants will remain the same.

Transferability. Subject to applicable laws, the Common Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. We do not intend to apply for the listing of the Common Warrants offered in this offering on any stock exchange. Without an active trading market, the liquidity of the Common Warrants will be limited.

Warrant Certificate. The Common Warrants will be issued in certificated form.

Rights as a Shareholder. Except as otherwise provided in the Common Warrants or by virtue of such holder’s ownership of our Class A Ordinary Shares, the holder of a Common Warrant does not have the rights or privileges of a holder of our Class A Ordinary Shares, including any voting rights, until the holder exercises the Common Warrant.

Fundamental Transactions. In the event of a fundamental transaction, as described in the Common Warrants generally including, with certain exceptions, any reorganization, recapitalization or reclassification of our Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Ordinary Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Ordinary Shares, the holders of the Common Warrants will be entitled to receive upon exercise of the Common Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Common Warrants immediately prior to such fundamental transaction. Additionally, as more fully described in the Common Warrant, in the event of certain fundamental transactions, the holders of the Common Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Common Warrants on the date of consummation of such transaction.

Governing Law. The Common Warrants are governed by New York law.

Pre-Funded Warrants

The following summary of certain terms and provisions of the Pre-Funded Warrants offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the form of Pre-Funded Warrant, which will be filed as an exhibit to the registration statement of which this prospectus is a part. Prospective investors should carefully review the terms and provisions set forth in the form of Pre-Funded Warrant.

The term “pre-funded” refers to the fact that the purchase price of our Class A Ordinary Shares in this offering includes almost the entire exercise price that will be paid under the Pre-Funded Warrants, except for a nominal remaining exercise price of $0.0001. The purpose of the Pre-Funded Warrants is to enable investors that may have restrictions on their ability to beneficially own more than 4.99% (or, upon election of the holder, 9.99%) of our outstanding Class A Ordinary Shares following the consummation of this offering the opportunity to invest capital into our Company without triggering their ownership restrictions, by receiving Pre-Funded Warrants in lieu of our Class A Ordinary Shares which would result in such ownership of more than 4.99% (or 9.99%), and receive the ability to exercise their option to purchase the shares underlying the Pre-Funded Warrants at such nominal price at a later date.

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Duration. The Pre-Funded Warrants offered hereby will entitle the holders thereof to purchase our Class A Ordinary Shares at a nominal exercise price of $0.0001 per share, at any time after its original issuance until exercised in full.

Exercise Limitation. A holder will not have the right to exercise any portion of the Pre-Funded Warrant if the holder (together with its affiliates and certain related parties) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Class A Ordinary Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants. However, any holder may increase, but not in excess of 9.99%, or decrease such percentage, provided that any increase will not be effective until the sixty-first (61st) day after such election.

Exercise Price. The Pre-Funded Warrants will have an exercise price of $0.0001 per share. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Class A Ordinary Shares and also upon any distributions of assets, including cash, stock or other property to our stockholders.

Warrant Certificate. The Pre-Funded Warrants will be issued in certificated form.

Transferability. Subject to applicable laws, the Pre-Funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing. There is no established public trading market for the Pre-Funded Warrants being offered in this offering, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system, including the Nasdaq Global Market. Without an active trading market, the liquidity of Pre-Funded Warrants will be limited.

Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the Pre-Funded Warrants with the same effect as if such successor entity had been named in the Pre-Funded Warrant itself. If holders of our Class A Ordinary Shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the Pre-Funded Warrant following such fundamental transaction.

Rights as a Stockholder. Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of shares of our Class A Ordinary Shares, the holder of a Pre-Funded Warrant does not have the rights or privileges of a holder of our Class A Ordinary Shares, including any voting rights, until the holder exercises the Pre-Funded Warrant.

Governing Law. The Pre-Funded Warrants are governed by New York law.

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TAXATION

The following brief description of Chinese enterprise laws is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders.

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. The Enterprise Income Tax Law (the “EIT Law”), effective as of January 1, 2008, enterprises pay a unified income tax rate of 25% and unified tax deduction standards are applied equally to both domestic-invested enterprises and foreign-invested enterprises. Under the EIT Law, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will normally be subject to the enterprise income tax at the rate of 25% on its global income. If the PRC tax authorities subsequently determine that Elong and its subsidiaries in PRC or any future non-PRC subsidiary should be classified as a PRC resident enterprise, then such entity’s global income will be subject to PRC income tax at a tax rate of 25%. In addition, under the EIT Law, payments from the subsidiaries in PRC to us may be subject to a withholding tax. The EIT Law currently provides for a withholding tax rate of 20%. If Elong or any of its subsidiaries in PRC is deemed to be a non-resident enterprise, then it will be subject to a withholding tax at the rate of 20% on any dividends paid by its Chinese subsidiaries to such entity. In practice, the tax authorities typically impose the withholding tax rate of 10% rate, as prescribed in the implementation regulations; however, there can be no guarantee that this practice will continue as more guidance is provided by relevant government authorities. We are actively monitoring the proposed withholding tax and are evaluating appropriate organizational changes to minimize the corresponding tax impact.

According to the Sino-U.S. Tax Treaty which was effective on January 1, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and exempted from the other nation, but for the dividend that is generated in China and distributed to foreigner in other nations, a rate 10% tax will be charged.

Our company will have to withhold that tax when we are distributing dividends to our foreign investors. If we do not fulfill this duty, we will receive a fine up to five times of the amount we are supposed to pay as tax or other administrative penalties from government. The worst case could be criminal charge of tax evasion to responsible persons. The criminal penalty for this offense depends on the tax amount the offender evaded, and the maximum penalty will be 3-7 years imprisonment plus fine.

PRC Value Added Tax

Pursuant to the Provisional Regulation of China on Value Added Tax and its implementing rules, issued in December 1993, all entities and individuals that are engaged in the businesses of sales of goods, provision of repair and placement services and importation of goods into China are generally subject to a VAT at a rate of 13% of the gross sales proceeds received, less any VAT already paid or borne by the taxpayer on the goods or services purchased by it and utilized in the production of goods or provisions of services that have generated the gross sales proceeds.

PRC Business Tax

Companies in China are generally subject to business tax and related surcharges by various local tax authorities at rates ranging from 3% to 20% on revenue generated from providing services and revenue generated from the transfer of intangibles. However, since May 1st of 2016, the Business Tax has been incorporated into Value Added Tax in China, which means there will be no more Business Tax and accordingly some business operations previously taxed in the name of Business Tax will be taxed in the manner of VAT thereafter. In general, this newly implemented policy is intended to relieve many companies from heavy taxes under currently slowing down economy. In the case of Elong’s Chinese subsidiaries, even though the VAT rate is 13%, with the deductibles the company may get in the business process, it will bear less burden than previous Business Tax.

Hong Kong Taxation

Hong Kong profits tax is payable by every person (including a body corporate, partnership, and sole proprietorship) carrying on a trade, profession, or business in Hong Kong on the profits arising in or derived from Hong Kong from such trade, profession, or business. With effect from April 1, 2018, a two-tiered profits tax regime applies, under which the profits tax on the first HK$2 million of profits is charged at the rate of 8.25%, whereas profits in excess of HK$2 million are subject to the standard profits tax rate of 16.5%. However, only one “entity” (which, for the purpose of the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), refers to a natural person, a body of persons or a body corporate, including a corporation, a partnership and a trust) within a group of “connected entities” can enjoy the two-tier profit tax rates. An entity is regarded as a “connected entity” of another entity if: (i) one of the has control over the other; (ii) both of them are under common control of the same entity; or (iii) in the case of the first entity being a natural person carrying on business as a sole proprietorship, the other entity is the same person carrying on another sole proprietorship business. For the purpose of the two-tiered profits tax regime, a group of connected entities will need to nominate which entity will benefit and to make election accordingly. If no nomination has been made, the assessable profits of each entity within the group will be chargeable to the standard profits tax rate.

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Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of Ordinary Shares, nor will gains derived from the disposal of Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares except those which hold interests in land in the Cayman Islands.

The Company been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, being March 17, 2021, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding, in whole or in part of, any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to mark-to-market;

●	U.S. expatriates;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting shares;

●	persons who acquired our Class A ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration; or

●	persons holding our Class A ordinary shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. Federal tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A ordinary shares.

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Tax Treaties

As above mentioned, according to the Sino-U.S. Tax Treaty which was effective on January 1st, 1987 and aimed to avoid double taxation disadvantage, income that is incurred in one nation should be taxed by that nation and exempted from the other nation, but for the dividend that is generated in China and distributed to foreigners in other nations, a rate 10% tax will be charged.

Taxation of Dividends and Other Distributions on our Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, the Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on The Nasdaq Global Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law. Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will be eligible for reduced tax rates of 0% (for individuals in the 10% or 15% tax brackets), 20% (for individuals in the 39.6% tax brackets) or 15% for all other individuals. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

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Exercise, Lapse or Redemption of a Warrant

Subject to the PFIC rules discussed below and except as discussed below with respect to the cashless exercise of a warrant, a U.S. holder generally will not recognize gain or loss on the exercise of a warrant. A U.S. holder’s tax basis in a Class A Ordinary Share received upon exercise of the warrant generally will be an amount equal to the sum of the U.S. holder’s initial investment in the warrant (which will equal the portion of the U.S. holder’s purchase price for the units that is allocated to the warrant, as described above) and the exercise price of such warrant. The U.S. holder’s holding period for a Class A Ordinary Share received upon exercise of the warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the warrants and will not include the period during which the U.S. holder held the warrants. If a warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. holder’s tax basis in the Class A Ordinary Shares received generally will equal the U.S. holder’s tax basis in the warrant. If the cashless exercise was not a realization event, it is unclear whether a U.S. holder’s holding period for the Class A Ordinary Shares acquired pursuant to the exercise of such warrant will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant. If the cashless exercise were treated as a recapitalization, the holding period of the Class A Ordinary Shares will generally include the holding period of the warrant. It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized because a U.S. holder may be deemed to have surrendered a portion of its warrants in a taxable transaction to pay the exercise price for the balance of its warrants that are treated as exercised for U.S. federal income tax purposes. In such event, a U.S. holder would recognize capital gain or loss in an amount equal to the difference between the exercise price for the total number of warrants treated as exercised and the U.S. holder’s tax basis in the warrants deemed surrendered. In this case, a U.S. holder’s tax basis in the Class A Ordinary Shares received would equal the U.S. holder’s tax basis in the warrants treated as exercised plus the exercise price of such warrants. It is unclear whether a U.S. holder’s holding period for the Class A Ordinary Shares would commence on the date of exercise of the warrants or the day following the date of exercise of the warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Subject to the PFIC rules described below, if we redeem warrants for cash or if we purchase warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. holder.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of Class A Ordinary Shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. holders of the warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of Class A Ordinary Shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our Class A Ordinary Shares which is taxable to the U.S. holders of such Class A Ordinary Shares as described under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest. For certain information reporting purposes, we are required to determine the date and amount of any such constructive distributions. Proposed Treasury regulations, which we may rely on prior to the issuance of final regulations, specify how the date and amount of constructive distributions are determined.

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Passive Foreign Investment Company

Based on our current and anticipated operations and the composition of our assets, we do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending December 31, 2025. Our actual PFIC status for the current taxable year ending December 31, 2024 will not be determinable until the close of such taxable year and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. Because PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC for any taxable year if either:

●	at least 75% of its gross income is passive income, defined as income from interest, dividends, rents, royalties, gains on property producing foreign personal holding company income and certain other income that does not involve the active conduct of a trade or business; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Class A Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Class A Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

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The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including The Nasdaq Global Market. If the Class A Ordinary Shares are regularly traded on The Nasdaq Global Market and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our securities and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information.

Under the Hiring Incentives to Restore Employment Act of 2010, certain United States Holders are required to report information relating to Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

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UNDERWRITING

We are offering [*] Units, each Unit consisting of one Class A Ordinary Share, or one Pre-Funded Warrant in lieu thereof, and one Common Warrant, each to purchase one Class A Ordinary Share, based on an assumed offering price of US$[*] per Unit, which is the last reported sale price of our Class A Ordinary Share, as reported on the Nasdaq Global Market on [*], 2025. The offering is being underwritten on a firm commitment basis. We are registering our Class A Ordinary Shares issuable from time to time upon exercise of the Pre-Funded Warrants and Common Warrants included in the Units offered hereby. Our Units have no stand-alone rights and will not be certificated or issued as stand-alone securities. The Class A Ordinary Shares and the Pre-Funded Warrants and Common Warrants comprising our Units are immediately separable and will be issued separately in this offering. There is no minimum amount of proceeds that is a condition to closing of this offering. The actual amount of gross proceeds, if any, in this offering could vary substantially from the gross proceeds from the sale of the maximum amount of securities being offered in this prospectus.

In connection with this offering, we have entered into an underwriting agreement with Maxim Group LLC (“Maxim” or the “Underwriter”) with respect to the Units in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the Underwriter has agreed to purchase, and we have agreed to sell to the Underwriter, the number of Units listed next to their name in the following table.

Underwriter	Number of Units
Maxim Group LLC
Total

The Underwriter is committed to purchase all of the Units offered by this prospectus if it purchase any Units. The Underwriter is not obligated to purchase Units covered by the underwriter’s over-allotment option to purchase Units as described below. The Underwriter is offering the Units, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as they receipt by the underwriter of officer’s certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

Over-Allotment Option

We have granted the Underwriter an over-allotment option. This option, which is exercisable for up to forty-five (45) days after the date of this prospectus, permits the Underwriter to purchase a maximum of [   ] additional Class A Ordinary Shares or Pre-funded Warrants and/or [   ] additional Warrants to purchase Class A Ordinary Shares. The option may be used to purchase such Class A Ordinary Shares or Pre-funded Warrants and/or Warrants, or any combination thereof, as determined by the Underwriter. If the Underwriter exercises all or part of this option, it will purchase securities covered by the option at the public offering price that appears on the cover page of this prospectus, less underwriting discounts and commissions.

Discounts and Expenses

We have agreed to pay the Underwriter a fee equal to eight percent (8%) of the gross proceeds of this offering. The following table shows the underwriting discounts payable to the Underwriter, assuming an offering price of  $[*] per Unit (the last reported sale price of our Class A Ordinary Share, as reported on the Nasdaq Global Market on [*], 2025):

	Per Unit	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Offering price	$	$	$
Underwriting discounts (8%)	$	$	$
Proceeds, before expenses, to us	$	$	$

We have also agreed to reimburse the Underwriter up to a maximum of $125,000 for out-of-pocket accountable expenses, including, but not limited to, travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check on the Company’s principals in connection with the performance of their services. We have paid to the Underwriter $[*] as an advance to be applied towards reasonable out-of-pocket expenses, or the Advance. Any portion of the Advance shall be returned back to us to the extent not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Indemnification

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the placement agency agreement, or to contribute to payments that the Underwriter may be required to make in respect of those liabilities.

Lock-Up Agreements

Each of our directors and executive officers as of the effective date of the registration statement related to this offering have agreed to a 90 day “lock-up” period from the closing of this offering with respect to the Class A Ordinary Shares that they beneficially own. This means that, for a period of 90 days following the closing of the offering, such persons may not offer, issuer, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities without the prior written consent of the Underwriter, including the issuance of shares upon the exercise of currently outstanding options approved by the Underwriter. We have also agreed to similar restrictions on the issuance, sale, disposal and registration (subject to certain exceptions) of our securities for 45 days following the closing of this offering, subject to certain customary exceptions, without the prior written consent of the Underwriter.

The Underwriter has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lock-up agreements, the Underwriter may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

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Securities Issuance Standstill

We have also agreed, subject to certain exceptions set forth in the placement agency agreements, for a period of 90 days from the closing of this offering, the Company shall neither offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any securities of the Company without the Underwriter’s prior written consent, with certain exemptions.

Other Compensation

Upon the closing of this offering, or if the engagement period as provided in the engagement letter between us and the Underwriter ends prior to a closing of an offering (other than a termination for cause), then if within twelve months following such time, we complete any financing of equity, equity-linked, convertible or debt or other capital-raising activity with, or receive any proceeds from, any investors that were contacted, introduced or participated in this offering, then the Company shall pay to the Underwriter a commission as described in this section, in each case only with respect to the portion of such financing received from such investors.

Certain Relationships

The Underwriter and its affiliates have and may in the future provide, from time to time, investment banking and financial advisory services to us in the ordinary course of business, for which they may receive customary fees and commissions.

Determination of Offering Price

Our Class A Ordinary Shares are currently listed on Nasdaq under the symbol “ELPW.” On [*], 2025, the reported closing price per Ordinary Share was $[*]. The final public offering price will be determined between us, the Underwriter and the investors in the offering, and may be at a discount to the current market price of our Class A Ordinary Shares. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

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Stabilization, Short Positions and Penalty Bids

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

●	Stabilizing transactions permit the underwriters to make bids or purchases for the purpose of pegging, fixing or maintaining the price of the Units, so long as stabilizing bids do not exceed a specified maximum.
●	Over-allotment involves sales by the underwriters of the Units in excess of the number of Units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Units over-allotted by the underwriters is not greater than the number of Units that they may purchase in the over-allotment option. In a naked short position, the number of Units involved is greater than the number of Units in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing Units in the open market.
●	Syndicate covering transactions involve purchases of Units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Units to close out the short position, the underwriters will consider, among other things, the price of our Units available for purchase in the open market as compared to the price at which they may purchase Units through the over-allotment option. If the underwriters sell more Units than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying Units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the Units in the open market after pricing that could adversely affect investors who purchase in the offering.
●	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
●	In passive market making, market makers in the Units who are the underwriters or prospective underwriter may, subject to limitations, make bids for or purchases of our Units until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Units or preventing or retarding a decline in the market price of Units. As a result, the price of Units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq or otherwise, and, if commenced, may be discontinued at any time.

Listing

Our Class A Ordinary Shares are currently listed on the Nasdaq Global Market under the symbol “ELPW”. We do not intend to list the Pre-Funded Warrants or Common Warrants on any securities exchange or other trading market.

Affiliations

The Underwriter and its respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The Underwriter and its affiliates may from time to time in the future engage with us and perform services for us or in the ordinary course of their business for which they will receive customary fees and expenses. In the ordinary course of their various business activities, the Underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of us. The Underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of these securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in these securities and instruments.

Electronic Distribution

A prospectus in electronic format may be made available on websites or through other online services maintained by the Underwriter of this offering, or by its affiliates. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as the Underwriter, and should not be relied upon by investors.

In connection with this offering, the Underwriter or certain securities dealers may distribute prospectuses by electronic means, such as e-mail.

Selling Restrictions Outside the United States

No action may be taken in any jurisdiction other than the United States that would permit a public offering of our securities or the possession, circulation, or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, our securities may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with our securities may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable laws, rules and regulations of any such country or jurisdiction. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of our securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Stamp Taxes

If you purchase our securities offered by this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the public offering price listed on the cover page of this prospectus.

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EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the Underwriter’s fees and expense reimbursements, expected to be incurred in connection with this offering by us. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[*]
FINRA Filing Fee	$	[*]
Legal Fees and Expenses	$	[*]
Accounting Fees and Expenses	$	[*]
Miscellaneous	$	[*]
Total Expenses	$	[*]

We will bear these expenses and the Underwriter’s fees and expenses incurred in connection with the offer and sale of the securities by us.

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LEGAL MATTERS

The validity of the securities offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels, our counsel as to Cayman Islands law. Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Legal matters as to PRC law will be passed upon for us by Xinqiao Law Firm. Certain legal matters as to U.S. federal law in connection with this Offering will be passed upon for the underwriters by Pryor Cashman LLP, New York, New York. Ortoli Rosenstadt LLP and Pryor Cashman LLP may rely upon Xinqiao Law Firm with respect to matters governed by PRC law and Harney Westwood & Riegels with respect to matters as to Cayman Islands law.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2024, 2023, and 2022 incorporated by reference in this prospectus have been so included in reliance on the report of Enrome LLP, the independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. The current address of Enrome LLP is 143 Cecil Street #19-03/04, GB Building, Singapore 069542.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual report on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents should not create any implication that there has been no change in our affairs since such date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care.

We incorporate by reference in this prospectus the documents listed below:

●	Form 6-Ks filed with the SEC on March 25, 2025, April 18, 2025, June 24, 2025, June 25, 2025, July 8, 2025, July 14, 2025, July 30, 2025, August 4, 2025, September 29, 2025, October 9, 2025, November 3, 2025, and November 10, 2025.

●	Form 20-F filed with the SEC on September 22, 2025, and

●	The description of our Class A Ordinary Shares contained in our registration statement on Form 8-A filed on November 20, 2024 pursuant to Section 12 of the Exchange Act, together with all amendments and reports filed for the purpose of updating that description.

The information relating to us contained in this prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

Our filings with the SEC, and exhibits incorporated in and amendments to those reports, are available free of charge on our website https://www.elongpower.com as soon as reasonably practicable after they are filed with, or furnished to, the SEC. Our website and the information contained on that site, or connected to that site, are not incorporated into and are not a part of this prospectus.

Upon written or oral request, we will provide to each person to whom this prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference into this prospectus at no cost. If you would like a copy of any of these documents, at no cost, please write or call us at:

ELONG POWER HOLDING LIMITED

3 Yan Jing Li Zhong Jie

Block B, Room 2110, Beijing

People’s Republic of China, 341000

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[*] Units, Each Unit Consisting of One Class A Ordinary Share or One Pre-Funded Warrant

Exercisable for One Class A Ordinary Share and

One Common Warrant Exercisable for One Class A Ordinary Share

[*] Class A Ordinary Shares underlying the Pre-Funded Warrants

[*] Class A Ordinary underlying the Common Warrants (which includes a zero exercise price option)

Elong Power Holding Limited

PROSPECTUS

[    ], 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

Our amended and restated memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Not applicable.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-4 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-1

3.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate Offering Price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the Underwriting not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

To provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering, unless the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

4.	For the purpose of determining any liability under the Securities Act, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on November [*], 2025.

Elong Power Holding Limited

By:
Xiaodan Liu
Chief Executive Officer,

By:
Wei Zhou
Chief Financial Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Xiaodan Liu as his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this Registration Statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

		Chief Executive Officer	November [*], 2025
Name:	Xiaodan Liu

		Chief Financial Officer	November [*], 2025
Name:	Wei Zhou

		Executive Director	November [*], 2025
Name:	Zhaohui Yang

		Independent Director	November [*], 2025
Name:	Tung Kok Keow

		Independent Director	November [*], 2025
Name:	Kebo Qin

		Independent Director	November [*], 2025
Name:	Weijun Wang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on November [*], 2025.

[*]

By:
Name:
Title:

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EXHIBIT INDEX

Exhibit No.	Description
1.1+	Form of Underwriting Agreement
3.1	Amended and Restated Memorandum and Articles of Association, filed as exhibit 3.3 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024 and incorporated by reference herein
4.1+	Form of Pre-Funded Warrant
4.2+	Form of Common Warrant
5.1+	Opinion of Harney Westwood & Riegels, regarding the validity of the Class A Ordinary Shares being registered
5.2+	Opinion of Ortoli Rosenstadt LLP, regarding the validity of the Pre-Funded Warrants and Common Warrants being registered
8.1+	Opinion of Harney Westwood & Riegels, regarding certain Cayman tax matters (including in Exhibit 5.1)
10.1+	Form of Lock-Up Agreement
10.2	Amended and Restated Agreement and Plan of Merger, dated as of February 29, 2024, by and among TMT Acquisition Corp, Elong Power Holding Limited and ELong Power Inc. (incorporated by reference to Exhibit 2.1 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.12 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.4	Form of Employment Agreement (incorporated by reference to Exhibit 10.13 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.5	Form of Indemnification Agreement. (incorporated by reference to Exhibit 4.4 to our shell company report on Form 20-F, filed with the Securities and Exchange Commission on November 27, 2024)
10.6	Elong Power Holding Limited 2024 Long-Term Incentive Equity Plan (incorporated by reference to Exhibit 10.14 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.7	Form of Subscription Agreement with the PIPE Investors (incorporated by reference to Exhibit 10.15 of the Amendment No. 2 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on September 11, 2024).
10.8	Form of Letter Agreement with PIPE Investors and GRACEDAN CO., LIMITED. (incorporated by reference to Exhibit 10.16 of the Amendment No. 3 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on September 27, 2024).
10.9	Amended and Restated Registration Rights Agreement, dated November 21, 2024, by and between the Company and certain security holders. (incorporated by reference to Exhibit 4.8 to our annual report Form 20-F, filed with the Securities and Exchange Commission on November 27, 2024)
10.10	Amended and Restated Sponsor Support Agreement, dated February 29, 2024 (incorporated by reference to Exhibit 10.9 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.11	Amended and Restated Shareholder Voting Agreement, dated February 29, 2024 (incorporated by reference to Exhibit 10.10 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.12	Factory Lease Contract for the C factory building of the Zibo Advanced Manufacturing Industrial Park, dated as of December 15, 2023 (incorporated by reference to Exhibit 10.8 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.13	Restructuring Framework Agreement of Huizhou Yipeng Energy Technology Co., Ltd, dated as of October 8, 2023 (incorporated by reference to Exhibit 10.6 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).

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10.14	Enterprise Settlement Agreement for the Gushan standard factory building project of Ganzhou New Energy Automobile Science and Technology City, dated as of August 3, 2023 (incorporated by reference to Exhibit 10.5 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.15	Letter Agreement, dated March 27, 2023, by and among TMT Acquisition Corp, its officers and directors, and 2TM Holding LP (incorporated herein by reference to Exhibit 10.1 to TMT’s Form 8-K as filed with the Securities and Exchange Commission on March 30, 2023).
10.16	Private Placement Unit Subscription Agreement, dated March 27, 2023, by and among TMT Acquisition Corp and 2TM Holding LP (incorporated herein by reference to Exhibit 10.4 to TMT’s Form 8-K as filed with the Securities and Exchange Commission on March 30, 2023).
10.17	Amended and Restated Securities Subscription Agreement, dated December 31, 2021, between TMT Acquisition Corp and 2TM Holding LP (incorporated by reference to Exhibit 10.2 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.18	Securities Subscription Agreement, dated August 20, 2021, between TMT Acquisition Corp and 2TM Holding LP (incorporated by reference to Exhibit 10.1 of the Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-280512), as amended, initially filed with the Securities and Exchange Commission on August 1, 2024).
10.19	Elong Power Holding Limited 2024 Long-Term Incentive Equity Plan (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form S-8, filed with the Securities and Exchange Commission on April 21, 2025).
14.1	Code of Ethics, filed as exhibit 11.1 to the Form 20-F filed on September 22, 2025 and incorporated by reference herein
21.1	List of Subsidiaries, filed as exhibit 8.1 to the Form 20-F filed on September 22, 2025 and incorporated by reference herein
23.1+	Consent of Enrome LLP
23.2+	Consent of Xinqiao Law Firm, PRC Counsel to the Company
23.3+	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)
23.4+	Consent of Ortoli Rosenstadt LLP (included in Exhibit 5.2)
24.1+	Power of Attorney (included on the signature page of the initial filing)
107+	Filing Fee Table

+	To be filed by Amendment.

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